SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BIOTIE THERAPIES OYJ

(Name of Subject Company)

BIOTIE THERAPIES OYJ

(Name of Person(s) Filing Statement)

Ordinary shares, no nominal value (“Shares”)

American Depositary Shares (“ADSs”), each representing 80 Shares

Option rights issued under the December 6, 2011 option plan (“2011 Option Rights”)

Option rights issued under the January 2, 2014 option plan (“2014 Option Rights”)

Option rights issued under the January 4, 2016 option plan (“2016 Option Rights”)

Share units issued under the December 6, 2011 equity incentive plan (“2011 Share Rights”)

Share units issued under the January 2, 2014 equity incentive plan (“2014 Share Rights”)

Option rights issued under the Swiss option plan dated June 18, 2008 (“Swiss Option Rights”)

Warrants issued on May 28, 2015 (“Warrants”)

(Title of Class of Securities)

FI0009011571 (Shares)

09074D103 (ADSs)

None (2011 Option Rights)

None (2014 Option Rights)

None (2016 Option Rights)

None (2011 Share Rights)

None (2014 Share Rights)

None (Swiss Option Rights)

None (Warrants)

(CUSIP Number of Class of Securities)

Timo Veromaa

Chief Executive Officer

Biotie Therapies Oyj

Joukahaisenkatu 6, FI-20520

Turku, Finland

(+358) 2 274-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Michael Davis

Sophia Hudson

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

(a)	Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Biotie Therapies Oyj, or Biotie Therapies Corp. in English, a public limited liability company organized under the laws of Finland (the “Company” or “Biotie”). The Company’s principal executive offices are located at Joukahaisenkatu 6, FI-20520 Turku, Finland, and the Company’s telephone number at this address is (+358) 2 274 8900.

(b)	Class of Securities

This Schedule 14D-9 relates to:

(i)	ordinary shares, no nominal value, of the Company (the “Shares”);

(ii)	American Depositary Shares, each representing 80 Shares (the “ADSs”);

(iii)	option rights under the option plan resolved upon by the Board of Directors of the Company (the “Board”) on December 6, 2011 by virtue of an authorization granted by the annual general meeting of the Company held on May 6, 2011 (the “2011 Option Rights”), option rights under the option plan resolved upon by the Board on January 2, 2014 by virtue of an authorization granted by the annual general meeting of the Company held on April 4, 2013, (the “2014 Option Rights”) and option rights under the option plan resolved upon by the Board on January 4, 2016 by virtue of an authorization granted by the annual general meeting of the Company held on May 26, 2015 (the “2016 Option Rights”);

(iv)	share units under the equity incentive plan resolved upon by the Board on December 6, 2011 by virtue of an authorization granted by the annual general meeting of the Company held on May 6, 2011 (the “2011 Share Rights”) and share units under the equity incentive plan resolved upon by the Board on January 2, 2014 by virtue of an authorization granted by the annual general meeting of the Company held on April 4, 2013 (the “2014 Share Rights” and, together with the 2011 Share Rights, the “Share Rights”);

(v)	option rights under the Swiss option plan dated June 18, 2008 (the “Swiss Option Rights” and, together with the 2011 Option Rights, the 2014 Option Rights and the 2016 Option Rights, the “Option Rights”); and

(vi)	warrants issued on May 28, 2015 by virtue of an authorization granted by the annual general meeting of the Company held on May 26, 2015 (the “Warrants”).

The Option Rights, the Share Rights and the Warrants that have been granted to holders are hereinafter jointly referred to as the “Outstanding Equity Instruments.” The Shares that are not held by the Company or any of its subsidiaries including all the Shares represented by ADSs are hereinafter referred to as the “Outstanding Shares.” The Outstanding Shares, the ADSs and the Outstanding Equity Instruments are hereinafter jointly referred to as the “Equity Interests.”

The Company’s Shares and ADSs are registered pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of March 7, 2016, the latest practicable date before the date of this Schedule 14D-9, there were 1,089,608,083 Shares issued of which 980,921,795 are outstanding (including 308,692,080 Shares represented by 3,858,651 ADSs) and 108,686,288 are held as treasury shares by the Company, 435,000 2011 Option Rights outstanding, 7,160,125 2014 Option Rights outstanding, 34,778,560 2016 Option Rights outstanding, 25,000 2011 Share Rights outstanding, 5,652,188 2014 Share Rights outstanding, 1,949,116 Swiss Option Rights outstanding and 220,400,001 Warrants outstanding.

Item 2.	Identity and Background of Filing Person

(a)	Name and Address

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b)	Tender Offer

This Schedule 14D-9 relates to the tender offer by Acorda Therapeutics, Inc., a corporation organized under the laws of Delaware (the “Offeror” or “Acorda”), to purchase all Outstanding Shares, ADSs and Outstanding Equity Instruments of the Company for a consideration of:

(i)	EUR 0.2946 in cash for each Outstanding Share;

(ii)	EUR 23.5680 in cash for each outstanding ADS, payable in the equivalent amount of U.S. dollars for each outstanding ADS determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable date to the applicable Closing Date (as defined below);

(iii)	EUR 0.2846 in cash for each 2011 Option Right;

(iv)	EUR 0.2846 in cash for each 2014 Option Right;

(v)	EUR 0.1326 in cash for each 2016 Option Right, payable, at the option of the holder, in euros or the equivalent amount of U.S. dollars for each outstanding 2016 Option Right determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable date to the applicable Closing Date;

(vi)	EUR 0.2946 in cash for each 2011 Share Right, payable, at the option of the holder, in euros or the equivalent amount of U.S. dollars for each outstanding 2011 Share Right determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable date to the applicable Closing Date;

(vii)	EUR 0.2854 in cash for each 2014 Share Right, payable, at the option of the holder, in euros or the equivalent amount of U.S. dollars for each outstanding 2014 Share Right determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable date to the applicable Closing Date;

(viii)	EUR 0.2032 in cash for each Swiss Option Right with a per Share subscription price of CHF 0.10;

(ix)	EUR 0.1026 in cash for each Swiss Option Right with a per Share subscription price of CHF 0.21;

(x)	EUR 0.0386 in cash for each Swiss Option Right with a per Share subscription price of CHF 0.28;

(xi)	EUR 0.0112 in cash for each Swiss Option Right with a per Share subscription price of CHF 0.31;

(xii)	EUR 0.0100 in cash for each other Swiss Option Right; and

(xiii)	EUR 0.1664 in cash for each Warrant,

upon the terms and subject to the conditions set forth in the Offer to Purchase filed with the SEC (as defined below) on March 11, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), the related Letter of Transmittal for ADSs (the “Letter of Transmittal”), as well as the Acceptance Form for Shares (including any instruction letter attached thereto, the “Acceptance Form for Shares”), the Acceptance Form for uncertificated Outstanding Equity Instruments (including any instruction letter attached thereto, the “Acceptance Form for Uncertificated Outstanding Equity Instruments”) and the Acceptance Form for certificated Outstanding Equity Instruments (including any instruction letter attached thereto, the “Acceptance Form for Certificated Outstanding Equity Instruments” which, together with the Offer to Purchase, the Letter of Transmittal, the Acceptance Form for Shares and the Acceptance Form for Uncertificated Outstanding Equity Instruments, constitute the “Offer”). The consideration will be paid in each case without interest and less any applicable withholding taxes.

The Offer to Purchase, the Letter of Transmittal, the Acceptance Form for Shares, the Acceptance Form for Uncertificated Outstanding Equity Instruments and the Acceptance Form for Certificated Outstanding Equity Instruments are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D) and (a)(1)(E) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on March 11, 2016 by the Offeror (as amended or supplemented from time to time, the “Schedule TO”). The Offer will remain open for acceptance for an initial period of at least 20 business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) and expire on April 8, 2016 at 4:00 p.m. (Finnish time) / 9:00 a.m. (New York time) unless the offer period is extended (as extended, the “Initial Offer Period”).

The Offer is being made pursuant to a Combination Agreement dated as of January 19, 2016 (the “Combination Agreement”) between the Company and the Offeror. The Combination Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The completion of the Offer is subject to the following conditions (the “Conditions”):

(i)	the valid tender of Outstanding Shares (including Outstanding Shares represented by validly tendered ADSs and validly tendered Warrants) representing, together with any Outstanding Shares (including Outstanding Shares represented by ADSs and Warrants) otherwise acquired by the Offeror, more than ninety percent (90%) of the issued and outstanding Shares and voting rights of the Company, calculated on a Fully Diluted Basis and otherwise in accordance with Chapter 18 Section 1 of the Finnish Limited Liability Companies Act (21.7.2006/624) (the “Minimum Acceptance Condition”); as used in this paragraph, “Fully Diluted Basis” means an equation in which the numerator represents the aggregate number of Outstanding Shares (including Outstanding Shares represented by ADSs) and Warrants that have been validly tendered or otherwise acquired by the Offeror and the denominator represents the aggregate number of all Outstanding Shares (including Outstanding Shares represented by ADSs) and Warrants, as well as Shares issuable upon the vesting and exercise of those Outstanding Equity Instruments (other than Warrants) that have not been validly tendered into the Offer or otherwise acquired by the Offeror;

(ii)	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) (such waiting period expired on February 16, 2016);

(iii)	no material adverse effect (as defined in the Combination Agreement) having occurred on the Company after January 19, 2016;

(iv)	the Offeror not, after January 19, 2016, having received information previously undisclosed to it that describes a material adverse effect on the Company that occurred prior to January 19, 2016;

(v)	no information made public by the Company or disclosed by the Company to the Offeror being materially inaccurate, incomplete, or misleading, and the Company not having failed to make public any information that should have been made public by it under applicable laws, including without limitation the rules of NASDAQ Helsinki Ltd. (“Nasdaq Helsinki”) and NASDAQ Stock Market LLC (“Nasdaq US”), provided that, in each case, the information made public, disclosed or not disclosed or the failure to disclose information constitutes a material adverse effect on the Company;

(vi)	no court or regulatory authority of competent jurisdiction (including without limitation the Finnish Financial Supervisory Authority (the “FIN-FSA”) or the SEC) having given an order or issued any regulatory action preventing or enjoining the completion of the Offer;

(vii)	the Board having issued its recommendation for the Offer and the recommendation remaining in force and not being modified or changed in a manner detrimental to the Offeror; and

(viii)	the Combination Agreement not having been terminated and remaining in force and no event having occurred that, with the passage of time, would give the Offeror the right to terminate the Combination Agreement under specified sections of the Combination Agreement that give the Offeror the right to terminate the Combination Agreement in response to a breach of the agreement by the Company.

Fulfillment of the Minimum Acceptance Condition and other Conditions will be determined as of the expiration of the Initial Offer Period on the next Finnish banking day after the expiration of the Initial Offer Period, when the preliminary results of the Offer will be available. The Offeror reserves the right to complete the Offer even if the conditions have not been fulfilled.

If any Condition is not satisfied or waived at the conclusion of the Initial Offer Period, the Offeror will extend the Initial Offer Period for additional periods not exceeding two weeks each. The maximum duration of the Initial Offer Period is ten weeks as required under Finnish law. However, in accordance with the terms and conditions of the Offer as agreed to and set forth in the Combination Agreement, if any of the Conditions has not been fulfilled due to a particular obstacle, the Offeror may, subject to the consent of the FIN-FSA, extend the Initial Offer Period beyond ten weeks until such obstacle has been removed and until all Conditions have been satisfied. In no event is the Offeror required to extend the Offer beyond June 19, 2016.

The Offeror’s intent is to acquire 100% of the Equity Interests of the Company. If at the completion of the Initial Offer Period, the Minimum Acceptance Condition is satisfied or waived but the Offeror does not own 100% of the Equity Interests, the Offeror may seek to acquire the remaining Equity Interests that were not acquired during the Initial Offer Period by commencing a subsequent offer period (the “Subsequent Offer Period”) in accordance with the guidelines issued by the FIN-FSA and applicable U.S. federal securities laws.

If at completion of the Initial Offer Period or any Subsequent Offer Period all Equity Interests validly tendered and not withdrawn have been transferred to the Offeror (the date of each such transfer, a “Closing Date”), and the Minimum Acceptance Condition is satisfied or waived but the Offeror does not own 100% of the Equity Interests, the Offeror may enter into subsequent compulsory redemption judicial arbitration proceedings to redeem the remaining Outstanding Shares (including Shares represented by ADSs) in accordance with the Finnish Companies Act or, in the case of the Outstanding Equity Instruments, pursuant to the terms and conditions of such Equity Interests. See the section of this Schedule 14D-9 titled “Item 8. Additional Information—(a) Compulsory Redemption; Appraisal Rights” for further details about the compulsory redemption judicial arbitration proceedings.

The principal executive offices of the Offeror are located at 420 Saw Mill River Road, Ardsley, New York, 10502, and its telephone number is (914) 347-4300. Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.biotie.com. Information contained on, or that can be accessed through, the Company’s website does not constitute part of this Schedule 14D-9.

For the reasons described in more detail below, the Board by a unanimous decision recommends that Biotie’s holders of Equity Interests accept the Offer and tender their Equity Interests pursuant to the Offer.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) Biotie or any of its affiliates, on the one hand, and (ii) (x) Biotie or any of its senior management, directors or affiliates, or (y) the Offeror or any of its executive officers, directors or affiliates, on the other hand.

(a)	Arrangements with the Offeror

The Combination Agreement

The summary of the material provisions of the Combination Agreement contained in “Section 3—Summary of the Combination Agreement” of the Offer to Purchase and the description of the Conditions of the Offer contained in “Section 4—Terms and Conditions of the Tender Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Combination Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The summary and description contained in the Offer to Purchase have been incorporated by reference herein to provide you with information regarding the terms of the Combination Agreement and are not intended to modify or supplement any factual disclosures about the Offeror, the Company or their respective affiliates. The representations, warranties and covenants contained in the Combination Agreement were made only for the purposes of the Combination Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Combination Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships between the parties to the Combination Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Combination Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the security holders of the Offeror or the Company. In reviewing the representations, warranties and covenants contained in the Combination Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Combination Agreement to be characterizations of the actual state of facts or conditions of the Offeror, the Company or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Combination Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that the Offeror, its affiliates and the Company publicly file.

The Confidentiality Agreement

On November 30, 2015, the Company and the Offeror entered into a Confidentiality Agreement (the “Confidentiality Agreement”). The summary of the material provisions of the Confidentiality Agreement contained in “Section 1.1—Background to the Tender Offer” of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

The Irrevocable Undertakings

The members of the Company’s senior management and one director of the Company (Mr. Bailey) have, through undertakings dated January 19, 2016 (the “Irrevocable Undertakings”), irrevocably and unconditionally undertaken to tender all of their beneficially owned Equity Interests into the Offer. See the section of this Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation—(c) Intent to Tender” for further details about the Irrevocable Undertakings.

(b)	Interests of Certain Persons; Arrangements with Current Senior Management and Directors of the Company

In considering the recommendation of the Board to tender Equity Interests in the Offer, holders of Equity Interests should be aware that the Company’s senior management and directors may have interests in the transactions contemplated by the Combination Agreement that may be different from, or in addition to, those of the holders of Equity Interests generally. The Board was aware of these agreements and arrangements during their deliberations of the merits of the Combination Agreement and in determining the recommendation set forth in this Schedule 14D-9.

The Company’s senior management is comprised of Timo Veromaa (the Company’s President and Chief Executive Officer), Stephen Bandak (the Company’s Chief Medical Officer), David Cook (the Company’s Chief Financial Officer) and Mehdi Paborji (the Company’s Chief Operating Officer). The members of the Board are William Burns, Don Bailey, Merja Karhapää, Bernd Kastler, Ismail Kola, Guido Magni and Mahendra Shah. The

members of the Company’s senior management and one director of the Company (Mr. Bailey) have, through Irrevocable Undertakings, subject to certain customary exceptions, irrevocably and unconditionally undertaken to tender all of their beneficially owned Equity Interests into the Offer.

Based on an evaluation of independence in accordance with the criteria set forth in the Finnish Corporate Governance Code, Biotie does not consider Dr. Shah (due to his affiliation with Vivo Capital) or Dr. Magni (due to his affiliation with Versant Ventures) to be independent from the Company’s major shareholders. Vivo Capital and Versant Ventures have, through Irrevocable Undertakings, irrevocably and unconditionally undertaken to tender all of their beneficially owned Equity Interests into the Offer.

See the section of this Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation—(c) Intent to Tender” for further details about the Irrevocable Undertakings.

Shares and ADSs Held by Senior Management and Directors of the Company

The Company’s senior management members and directors who tender their Equity Interests pursuant to the Offer will be entitled to receive the same consideration as the Company’s other security holders who tender Equity Interests in the Offer, as described above in “Item 2. Identity and Background of the Filing Person—(b) Tender Offer.” As of March 7, 2016, the Company’s senior management members and directors held an aggregate of 11,741,044 Shares (not including any Shares underlying Outstanding Equity Instruments or ADSs) and 33,638 ADSs. 7,489,786 of these Shares were held by members of senior management and 4,251,258 Shares and 33,638 ADSs were held by directors. If the members of senior management and the directors were to tender all such Shares and ADSs pursuant to the Offer, and such Shares and ADSs were accepted by the Offeror, then the senior management members and directors would receive an aggregate of EUR 3,464,509 in cash, less any applicable withholding of taxes.

Treatment of Outstanding Equity Instruments

Option Rights and Share Rights

Each of the members of senior management and one director (Dr. Magni) holds Outstanding Equity Instruments in the form of Option Rights and/or Share Rights. Except with respect to certain Swiss Option Rights, as described below, all holders of outstanding Option Rights and Share Rights, including any members of senior management and directors, who tender their Option Rights and/or Share Rights pursuant to the Offer will be entitled to receive EUR 0.2946 minus the applicable subscription price in cash for each Option Right or Share Right, subject to applicable withholding taxes. With respect to any Swiss Option Rights with an applicable subscription price equal to or greater than EUR 0.2946, the holders of such Swiss Option Rights will be entitled to receive EUR 0.01 in cash for each such Swiss Option Right, subject to applicable withholding taxes.

Holders of Share Rights who tender their awards in the Offer, including any members of senior management and directors, may elect to receive the consideration payable upon the acceptance of such award by the Offeror in U.S. dollars, in an amount equivalent to the payment that such holder would have received in euros, determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable day to the applicable Closing Date. As discussed in further detail below, the 2016 Option Rights held by members of senior management will not be eligible to be tendered in the Offer but will be cancelled and returned to the Company without consideration, and the Company will pay to each member of senior management a transaction bonus equal to the gross amount that he would have received if the 2016 Option Rights had been acquired by the Offeror in the transaction, net of any applicable withholding taxes and other deductions required by law.

The following table sets forth, for each member of senior management and director who holds outstanding Option Rights and/or Share Rights, the aggregate number of Option Rights and/or Share Rights held as of March 7, 2016.

Name	Aggregate Number of Outstanding Option Rights and/or Share Rights (#)(1)(2)		Weighted Average Subscription Price Per Option Right or Share Right	Aggregate Value of Outstanding Option Rights and/or Share Rights (€)
Senior Management
Timo Veromaa	3,720,000	(3)	EUR 0.01	1,058,712
Stephen Bandak	3,239,568	(4)	1,379,568 at CHF 0.32; 1,860,000 at EUR equivalent of USD 0.01	544,640
David Cook	1,860,000	(5)	EUR 0.01	529,356
Mehdi Paborji	1,500,000	(6)	EUR equivalent of USD 0.01	428,100
Directors
Guido Magni	134,592	(7)	CHF 0.38	1,346

(1)	The numbers in this column do not include the 2016 Option Rights held by members of senior management. As discussed in further detail below, the 2016 Option Rights held by members of senior management will be cancelled and returned to the Company, and each of Messrs. Veromaa, Bandak, Cook and Paborji will be paid a transaction bonus of EUR 1,194,249, 436,360, 551,192 and 436,360, respectively, in respect of such cancelled 2016 Option Rights, subject to applicable withholdings and deductions.

(2)	The numbers in this column assume the application of a 3.0x performance multiplier to the 2014M tranche of the 2014 Option Rights and the 2014M tranche of the 2014 Share Rights held by members of senior management.

(3)	Consists of 3,720,000 2014 Option Rights.

(4)	Consists of 1,379,568 Swiss Option Rights and 1,860,000 2014 Share Rights.

(5)	Consists of 1,860,000 2014 Option Rights.

(6)	Consists of 1,500,000 2014 Share Rights.

(7)	Consists of 134,592 Swiss Option Rights.

Warrants

One member of senior management (Dr. Bandak) and a trust affiliated with one of our directors (Mr. Bailey) hold Warrants. All holders of outstanding Warrants, including Dr. Bandak and the trust affiliated with Mr. Bailey, who tender their Warrants pursuant to the Offer will be entitled to receive EUR 0.1664 in cash for each Warrant. As of March 7, 2016, Dr. Bandak and the trust affiliated with Mr. Bailey held 3,333,333 and 3,055,556 Warrants, respectively.

Agreements with Members of Management

Change in Control Agreements

Each of the members of senior management has entered into a change in control letter with the Company, dated as of January 4, 2016 (the “CIC Letters”). The CIC Letters provide that, if a transaction that results in a change in control of the Company is completed on or prior to September 30, 2016, members of senior management will be entitled to the following:

•	If the member is made redundant within a 12-month period from the date of the change in control, he will be entitled to a cash payment, in addition to his existing severance entitlements, equal to six months of base salary, net of any tax withholding and other deductions required by applicable law;

•	If the member is made redundant as a result of the change in control transaction, without cause and before payment of annual bonuses for the year in which his employment termination occurs, he will be eligible for a pro rata bonus based on his period of employment during the year in which his employment termination occurs, which period of employment will include his applicable notice period;

•	All outstanding Option Rights and/or Share Rights that are outstanding as of the date of the change in control will immediately vest on the closing date (with any 2014 Share Rights or 2014 Option Rights that are performance-based senior management awards vesting as if maximum performance had been achieved), and the members of management will be eligible to receive consideration for any such Option Rights and/or Share Rights, payable by the acquiror as part of the transaction.

Additionally, the CIC Letters provide that if the change in control transaction is announced during the first quarter of 2016, any 2016 Option Rights held by the member of senior management will be cancelled and returned to the Company without consideration, and the Company will have an obligation to pay a transaction bonus on the Closing Date with respect to such 2016 Option Rights equal to the gross amount that the member of senior management would have received if the 2016 Option Rights had been acquired by the Offeror in the transaction, net of any applicable withholding taxes and other deductions required by law.

The foregoing description is qualified in its entirety by reference to the CIC Letters, copies of which are attached hereto as Exhibits (e)(15) through (e)(18) and are incorporated herein by reference.

Employment Contracts

Each member of senior management has entered into an employment contract or offer letter with the Company that provides for severance or notice periods in the event of certain terminations (which is in addition to the payments and benefits noted in the CIC Letters above). Dr. Veromaa’s employment contract provides that he may be terminated by the Company with six months’ notice. Additionally, if Dr. Veromaa is terminated without cause, he is entitled to a one-time lump sum cash payment equal to 12 months of his cash salary plus the tax value of 12 months of his fringe benefits, as well as continued payment through his notice period.

Mr. Cook’s employment contract provides that he may be terminated by the Company with six months’ notice or, in lieu of such notice, a payment equal to six months of base salary plus the value of six months of his benefits (or continuation of such benefits for a six-month period). If Mr. Cook is terminated due to redundancy, he is entitled to receive a one-time lump sum cash payment equal to three months’ salary, in addition to the amounts described in the preceding sentence and subject to his execution of a release of claims in favor of the Company. Each of Drs. Bandak and Paborji has an offer letter with the Company that provides that, if he is terminated without cause, he will be entitled to six months of base salary continuation, six months of Company payment of COBRA premiums, and, in the case of Dr. Paborji, payment of any earned but unpaid annual bonus, in each case subject to his execution of a release of claims in favor of the Company.

The foregoing description is qualified in its entirety by reference to the employment contracts, copies of which are attached hereto as Exhibits (e)(10) through (e)(14) and are incorporated herein by reference.

Continuing Compensation and Employee Benefits

Pursuant to the Combination Agreement, for a period of one year following the Closing Date (or such shorter period of employment, as the case may be), the Offeror will provide each employee of the Company or its subsidiaries who remains employed by the Offeror or any of its subsidiaries (each, a “Continuing Employee”), including any members of senior management, and is employed in the United States, with (i) an annual salary or wage rate that is no less favorable than the annual salary or wage rate provided to such Continuing Employee as of immediately prior to the Closing Date, (ii) bonus opportunities and employee benefits that are substantially comparable in the aggregate to the bonus opportunities or employee benefits, as applicable, provided by the Offeror to its similarly situated employees and (iii) severance benefits that are substantially comparable in the aggregate to the severance benefits provided by the Offeror to its similarly situated employees.

The Offeror or its subsidiaries will provide each Continuing Employee who is employed outside of the United States, including any members of senior management, with continuing compensation and employee benefits in accordance with all applicable laws, directives and regulations.

In addition, as described in the Offer to Purchase, the Offeror has extended to certain employees of the Company in South San Francisco and may extend to certain additional employees of the Company, the opportunity to participate in the Offeror’s compensation and benefit plans in accordance with their terms. Subject to the approval of the Board of Directors of the Offeror, the offers extended prior to the printing of this document include retention arrangements and equity awards consistent with the Offeror’s new hire practices and equity compensation programs applicable to employees of the Offeror generally.

Director and Officer Indemnification and Insurance

Pursuant to the terms of the Combination Agreement, for six years after the Closing Date, the Offeror and the Company will indemnify and hold harmless the present and former directors and officers of the Company and its subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Closing Date to the fullest extent permitted by applicable law. The Offeror and the Company have also agreed to advance fees, costs and expenses (including reasonable attorney’s fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of any action, litigation, claim, suit, investigation or proceeding arising out of or relating to matters that would be indemnifiable pursuant to the terms of the Combination Agreement (subject to the execution by such Indemnified Person of appropriate undertakings to repay such advanced fees, costs and expenses if it is ultimately determined that such Indemnified Person is not entitled to indemnification).

In addition, prior to the Closing Date, the Company will or, if the Company is unable to, the Offeror will cause the Company after the Closing Date to, obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Closing Date with respect to any claim related to any period of time at or prior to the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies. If the Company for any reason fails to obtain such “tail” insurance policies as of the Closing Date, the Company’s D&O Insurance in place as of the date of the Combination Agreement will be maintained in effect, for a period of at least six years from and after the Closing Date, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date of the Combination Agreement, or the Offeror will cause the Company to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date of the Combination Agreement. Notwithstanding the foregoing, in no event will the Offeror be required to, and the Company will not, expend for such policies an annual premium amount in excess of 300% of the amount per annum the Company paid in the year ended December 31, 2015.

The Company has also entered into indemnification agreements (collectively, the “Indemnification Agreements”) with the members of senior management (the “Indemnitees”). The Indemnification Agreements provide for indemnification and expense reimbursement for actual, threatened, pending or completed proceedings, in which the Indemnitee was, is or will be involved as a party or otherwise, by reason of the fact that the Indemnitee is or was a director, officer, trustee, general partner, managing member, fiduciary, board of directors’ committee member, employee or agent of the Company or other enterprise, by reason of any action taken (or failure to act) by him or of any action (or failure to act) on his part while serving at the request of the Company in such capacity (“Proceedings”).

Among other things, the Indemnification Agreements require the Company, in the case of Proceedings other than Proceedings by or in the right of the Company, to indemnify Indemnitees against all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him, or on his behalf, in connection with a Proceeding, if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in the or not opposed to the best interests of the Company, and with respect to a criminal Proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful.

If an Indemnitee is not wholly successful in the Proceedings, the Company will indemnify the Indemnitee against all expenses actually and reasonably incurred in connection with each successfully resolved claim, issue or matter.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnification Agreement, a copy of which is filed as Exhibit (e)(19) to this Schedule 14D-9 and is incorporated herein by reference.

Registration Rights Agreement

The Company entered into a registration rights agreement with certain investors in connection with its private placement of convertible notes and Warrants in May 2015. Vivo Capital, an entity affiliated with Dr. Shah, Versant Ventures, an entity affiliated with Dr. Magni, and a trust affiliated with Mr. Bailey are parties to this agreement. Pursuant to the registration rights agreement, the Company has agreed under certain circumstances to file a registration statement to register the resale of the Shares and ADSs held by the investors party to the agreement, as well as to cooperate in certain public offerings of Shares and ADSs. The Company has also agreed to reimburse such investors for certain expenses incurred in connection with the filing of any registration statement and the marketing of any securities registered pursuant to the registration rights agreement.

The foregoing description of the registration rights agreement does not purport to be complete and is qualified in its entirety by the full text of the registration rights agreement, a copy of which is incorporated by reference as Exhibit (e)(21) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

(a)	Solicitation or Recommendation

At a meeting held on January 19, 2016, after due and careful discussion and consideration, the Board by a unanimous decision (i) determined that the Combination Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of Equity Interests, (ii) approved, adopted and declared advisable the Combination Agreement and the transactions contemplated thereby and (iii) recommended that the holders of Equity Interests accept the Offer and tender their Equity Interests to the Offeror pursuant to the Offer.

After careful consideration, the Board has determined that the Combination Agreement and the transactions contemplated thereby, including the Offer, are advisable, fair to and in the best interests of the Company and the holders of Equity Interests. Accordingly, the Board has recommended that the holders of Equity Interests accept the Offer and tender their Equity Interests to the Offeror in the Offer.

(b)	Background of the Combination Agreement; Reasons for Recommendation

Background of the Combination Agreement

The Company, founded in 1998, is a specialized drug development company focused on products for neurodegenerative and psychiatric disorders. Since 2002, the Company’s shares have been listed on the Nasdaq OMX Helsinki. In 2011, the Company acquired Synosia Therapeutics Holding AG, a privately held company with a pipeline that included a number of product candidates for central nervous system disorders. The pipeline included tozadenant, an A2a receptor antagonist for Parkinson’s disease that was then in Phase 2 clinical development and for which Synosia had in 2010 announced a partnership with UCB Pharma SA (“UCB”). In 2013, following successful completion of the Phase 2 trial, the Company and UCB announced that UCB had licensed exclusive worldwide rights to tozadenant and paid the Company a one-time payment of $20 million. In 2014, however, the Company announced that UCB would return the global rights to tozadenant following UCB’s reassessment of its overall clinical development pipeline, and that the Company would evaluate strategic options to finance the development of tozadenant.

Following this, the Company engaged Guggenheim Securities, LLC (“Guggenheim Securities”) to assist the Board in exploring potential options for the Company. At the direction of the Board, Guggenheim Securities contacted over 40 companies (including the Offeror) regarding a strategic transaction or acquisition of the Company over the course of 2014 and early 2015. Of the companies contacted, 12 received a detailed presentation by the Company’s management. Four companies conducted more detailed due diligence on the Company or selected product candidates in development. Around August 2014, the Company received a non-binding offer, prior to the completion of significant diligence, from one party to be acquired for all-stock consideration with a value implying no premium over the Company’s then-share price. Following the submission of the non-binding offer, that party did not engage with the Company to conduct diligence or entertain further discussions surrounding terms of a potential transaction and ultimately withdrew its offer in October 2014. The Company did not receive any other proposals from any other participants in the process. Following the results of this process (the “2014 Strategic Process”), the Board decided not to continue exploring a sale or other strategic transactions and instead directed the Company to commence planning for a public offering in the United States to raise the funds for a Phase 3 clinical trial of tozadenant. In February 2015, Biotie terminated its engagement of Guggenheim Securities as its financial advisor.

In April 2015, the Company announced plans to raise approximately $95 million through a private financing and U.S. public offering to fund a tozadenant Phase 3 trial. The private financing consisted of a sale of convertible notes and Warrants to a consortium of U.S. investors and existing shareholders for aggregate proceeds of €33 million. Both the U.S. public offering and the private financing were subject to approval by the Company’s shareholders. In May 2015, at the Company’s annual general meeting, the Company’s shareholders authorized the Board to proceed with the private placement of convertible notes and Warrants and the issuance of Shares to permit a U.S. public offering of ADSs representing Shares. On May 29, 2015, the Company issued the convertible notes and Warrants. By their terms, the convertible notes converted automatically into Shares upon completion of a U.S. public offering. The terms of the Warrants provide that they are exercisable for Shares from November 1, 2015 through November 1, 2020 at an exercise price of €0.17 per Share. The Warrant terms also provide that in certain circumstances an acquiror of the Company would be required to pay an amount determined by reference to a Black-Scholes option pricing formula in satisfaction of the Warrants.

In June 2015, the Company completed its U.S. public offering on the Nasdaq Global Select Market of ADSs, each ADS representing 80 Shares, at a price to the public of $14.888 per ADS. Subsequently the Company announced that the underwriters for the U.S. public offering had exercised their option to purchase additional ADSs in satisfaction of overallotments, providing the Company total gross proceeds of approximately $56 million from the U.S. public offering and approximately €83.3 million in total from the private placement and U.S. public offering combined.

In July 2015, the Company commenced the Phase 3 trial of tozadenant.

Also in July 2015, one of the companies that had been contacted in the 2014 Strategic Process (“Party A”) contacted Guggenheim Securities regarding Party A’s interest in learning more about tozadenant and SYN120 to evaluate a potential partnership. Guggenheim Securities informed the Company and, at the direction of the Board, Guggenheim Securities relayed to Party A that the Company had funds to reach Phase 3 data and was not looking for a partner at that time but that the Board would consider allowing Party A to conduct due diligence if Party A provided a compelling proposal. Party A did not provide any proposal.

In September 2015, Dr. Ron Cohen, the chief executive officer of the Offeror, expressed an interest to a member of the Board in exploring potential opportunities for the Offeror and the Company. This was reported to the Board at a regularly scheduled meeting on October 6, 2015, and the Board authorized Dr. Timo Veromaa, the chief executive officer of the Company, to proceed with a meeting with Dr. Cohen and directed that, should anything of particular interest be raised at the meeting, Dr. Veromaa should inform the Board. At an industry conference on October 12, 2015, Dr. Veromaa met with Dr. Cohen. The discussion was of an introductory nature, but the Offeror’s interest on a high level in the Company’s development programs was discussed, although the Offeror did not make any proposal regarding a transaction during the meeting. Dr. Veromaa informed Dr. Cohen that the Company had the funds to complete the tozadenant Phase 3 trial and planned to complete the trial on its own but would submit any written proposal received from the Offeror to the Board for its consideration.

On November 12, 2015, the Company received from the Offeror a written, non-binding proposal to acquire the Company for $25.50 per ADS in cash. The price assumed 1.1 billion outstanding Shares on a fully diluted basis, and the offer was subject to a number of conditions, including due diligence. The proposed consideration represented a 90% premium to the prior day’s ADS price and a 50% premium to the 90-trading day volume-weighted average ADS price.

On November 14, 2015, the Board met via conference call with Dr. Veromaa and David Cook, Chief Financial Officer of the Company, and representatives from Davis Polk & Wardwell LLP (“Davis Polk”), U.S. counsel to the Company, and Hannes Snellman Attorneys Ltd. (“Hannes Snellman”), Finnish counsel to the Company. Dr. Veromaa summarized the contents of the letter received from the Offeror, a copy of which had been provided to the Board prior to the meeting, and briefed the Board on the Offeror. The legal advisors reviewed certain applicable legal principles in the consideration of the proposal and next steps. Following discussion of the Offeror’s proposal, the Board resolved that the letter and the approach by the Offeror were to be regarded as serious and credible and that it would be in the best interests of the Company and its shareholders to further consider the Offeror’s proposal and engage with the Offeror, although the Board noted that it had not made any decision as to whether or not to proceed with a transaction. The Board resolved to appoint relevant advisors and to take other appropriate measures in relation to the letter. The Board authorized the creation of a transaction committee (the “Transaction Committee”) consisting of Chairman of the Board Bill Burns and director Don Bailey, with the participation of Dr. Veromaa and Mr. Cook and relevant advisors, to monitor and respond to day-to-day developments and prepare matters for the Board. The Board authorized the Company to engage Davis Polk and Hannes Snellman to advise on legal matters arising in connection with consideration of the proposal and subsequent discussions. The Board authorized the Transaction Committee to appoint a financial advisor to advise the Company with respect to the Offeror’s proposal and related matters.

On November 18, 2015, the Company and representatives from Guggenheim Securities met in person and on November 19, the Company and representatives from Guggenheim Securities met via teleconference to discuss the proposal and potential next steps. Following the November 18 and 19, 2015 meetings, at the direction of the Board, representatives from Guggenheim Securities communicated to the Offeror’s financial advisors that the Company was evaluating the proposal. Also following the November 18 and 19 meetings, members of the Company’s senior management updated the Company’s financial model that had been prepared in the ordinary course in connection with impairment analyses conducted annually in the fourth quarter and shared the model with Guggenheim Securities. Subsequently, at the request of the Company’s senior management, representatives from Guggenheim Securities assisted the Company’s senior management in refining and reviewing the financial model.

On November 25, 2015, the Transaction Committee met via teleconference with Dr. Veromaa and Mr. Cook, as well as representatives of Guggenheim Securities, Davis Polk and Hannes Snellman, participating by invitation. The Transaction Committee discussed the Offeror’s proposal and subsequent communications between representatives from Guggenheim Securities and the Offeror’s financial advisors, reviewed the process and outcome of the 2014 Strategic Process, and discussed general market conditions and preliminary financial perspectives. The Transaction Committee approved a form of confidentiality agreement that had been prepared by Hannes Snellman and Davis Polk and authorized the Company’s management to provide it to the Offeror and, contingent upon executing a satisfactory version of the agreement, commence providing due diligence materials to the Offeror and schedule an in-person presentation by the Company’s senior management to representatives of the Offeror during the following week.

On November 30, 2015, the Company and the Offeror executed a standard confidentiality agreement with a standstill provision of 12 months’ duration, which provided for the Offeror’s ability to submit private, confidential proposals to the Board. Beginning on November 30, 2015, the Company made available to the Offeror certain information through an electronic data room. On December 3 and 4, 2015, the Company’s senior management conducted an in-person presentation to representatives of the Offeror. Representatives of the Offeror’s financial advisors and Guggenheim Securities also attended the meeting. Thereafter, representatives of the Company conducted a series of due diligence calls with representatives of the Offeror and the Offeror’s advisors regarding intellectual property, clinical development, manufacturing, regulatory, financial and tax matters.

On December 6, 2015, the Transaction Committee met via teleconference, with Dr. Veromaa and Mr. Cook, as well as representatives of Guggenheim Securities, Davis Polk and Hannes Snellman, participating by invitation. The committee received updates on the prior week’s diligence meetings and Guggenheim Securities discussed certain preliminary financial considerations to be discussed with the Board at a meeting scheduled for the following day.

On December 7, 2015, the Board met via teleconference, with Dr. Veromaa and Mr. Cook, as well as representatives of Guggenheim Securities, Davis Polk and Hannes Snellman, participating by invitation. Dr. Veromaa updated the Board on the events of the previous week, namely the execution of the confidentiality agreement, commencement of due diligence activities and the management presentation. It was discussed that the Offeror was expected to revert in the next few days with a revised offer based on its diligence activities. Guggenheim Securities discussed with the Board background information on general market conditions, the Company’s situation and strategic alternatives and preliminary considerations on the Offeror’s proposal. The Board discussed the information and asked Guggenheim Securities to provide additional financial perspectives at the following meeting. Following the discussions, the representatives from Guggenheim Securities left the meeting, and the Board discussed the terms of the Company’s prior engagement letter with Guggenheim Securities and, based on Guggenheim Securities’ qualifications and expertise, as well as their prior experience with the Company as a result of Guggenheim Securities’ involvement in the 2014 Strategic Process, authorized the engagement of Guggenheim Securities as financial advisor in connection with the review of the Offeror’s proposal and related activities pursuant to an amendment to the prior engagement letter. On December 11, 2015, the Company executed an amendment to the previously terminated engagement letter with Guggenheim Securities to re-engage Guggenheim Securities as its financial advisor.

On December 11, 2015, the Offeror sent the Company a letter in which it confirmed its non-binding offer of $25.50 per ADS, with corresponding prices to be offered for the Outstanding Shares and Outstanding Equity Instruments. The letter stated that the offer assumed 1.1 billion outstanding Shares on a fully diluted basis and was subject to reaching agreement on the terms of a definitive transaction agreement. The letter stated that there would be no financing contingency to completing the transaction. The letter also stated that the Offeror intended to structure the transaction as a tender offer and would require a 90% minimum acceptance threshold to complete the transaction.

On December 13, 2015, the Transaction Committee met by teleconference, with Dr. Veromaa and Mr. Cook, as well as representatives of Guggenheim Securities, Davis Polk and Hannes Snellman, participating by invitation. During the meeting, Dr. Veromaa updated the committee on the offer letter received two days earlier. Guggenheim Securities discussed with the committee preliminary financial perspectives on the Offeror’s proposal, including preliminary Management Projections (as defined below) that the Company’s senior management, with the assistance of Guggenheim Securities, intended to review with the full Board two days later. Members of the Transaction Committee asked questions and provided feedback.

On December 15, 2015, the Board met in-person for a regularly scheduled meeting in London, U.K. Representatives from Guggenheim Securities and Hannes Snellman attended a portion of the meeting in person, and representatives from Davis Polk, Hannes Snellman and Guggenheim Securities attended that portion of the meeting by telephone. Dr. Veromaa and representatives from Guggenheim Securities summarized recent developments, in particular the December 11, 2015 confirmatory offer of $25.50 per ADS. Dr. Veromaa summarized the feedback from the Offeror as to the elements of due diligence that resulted in the Offeror making an offer for the same consideration as the original proposal. Guggenheim Securities discussed with the Board preliminary financial perspectives on the Offeror’s proposal and the Company’s senior management, with the assistance of Guggenheim Securities, reviewed the preliminary Management Projections. The Management Projections are summarized below under “Item 8. Additional Information—(d) Certain Biotie Management Projections.” The Board discussed the information and reviewed the Company’s strategic options, namely to pursue a transaction with the Offeror, to explore strategic transactions with other parties or to remain a stand-alone business. The Board noted that if the Company were to remain a stand-alone business and the ongoing Phase 3 trial of tozadenant were successful, the Company would need to raise additional capital to finance the subsequent Phase 3 safety trial required to obtain regulatory approval of tozadenant, the Company generally during the regulatory approval process and the preparation for commercialization of tozadenant, assuming a successful regulatory outcome. The Board also discussed legal and market considerations around minimum tender offer acceptance thresholds in Finland. Davis Polk advised on certain antitrust considerations and certain potential structures for a transaction with the Offeror.

Based on these discussions, the Board resolved to indicate to the Offeror that the Offeror should increase the offer price to $31.00 per ADS in cash and that the tender offer acceptance threshold should be lowered from 90% to 67%, which may permit a statutory merger under Finnish law, although the Board noted that the Company’s counteroffer was intended to ensure that it obtained the most favorable possible terms from the Offeror and it had not made any determination as to whether or not it would be willing to proceed with a transaction on the basis of the Offeror’s current offer, or at all. The Board directed Dr. Veromaa to arrange a CEO-to-CEO conversation and communicate this feedback. The Board also decided to postpone a decision on exploring potential strategic interest from other parties (the “Market Check”) until the Offeror had an opportunity to respond to the Company’s feedback.

On December 16, 2015, at the Company’s direction, Guggenheim Securities advised the Offeror’s financial advisors of the forthcoming counteroffer and, on December 18, 2015, Dr. Veromaa conveyed the counteroffer to Dr. Cohen. On December 20, 2015, Dr. Cohen and Dr. Veromaa spoke by telephone, and Dr. Cohen conveyed that, having received the Company’s counteroffer, the Offeror’s board of directors had instructed the Offeror’s management to conduct additional due diligence to determine whether the Offeror would be able to improve the terms of its offer. On December 21, 2015, Dr. Veromaa and Dr. Cohen again spoke by telephone, and Dr. Cohen indicated that the Offeror would contact the Company after Christmas to discuss a potential increase in the offer price. Dr. Veromaa updated the Board via email regarding these discussions, and on December 22, 2015, Dr. Veromaa asked the Board for authorization to direct Guggenheim Securities to conduct a limited outreach to parties who had given positive feedback during the 2014 Strategic Process but had declined to enter into a transaction at that time. The Board authorized Guggenheim Securities to proceed on this basis.

On December 22, 2015, at the direction of the Board, Guggenheim Securities contacted four potential buyers to gauge interest in a potential transaction with the Company. The potential buyers included Party A and three other parties that had been contacted during the 2014 Strategic Process and had shown the most interest in a transaction with the Company. One of the parties contacted notified Guggenheim Securities during the initial call that it declined to pursue a transaction with the Company. A second party indicated that it would follow up internally but due to the impending holidays it may not be able to move quickly. The second party later did not respond to repeated follow-ups and, despite not officially declining interest, did not demonstrate any progress towards or interest in making a potential proposal. A third party was initially reached but unable to conduct a call until early January and later declined to pursue a transaction with the Company. Party A expressed its willingness to enter into a confidentiality agreement and conduct initial due diligence.

On December 25, 2015, the Company and Party A executed a standard confidentiality agreement with a standstill of limited duration, which standstill has since expired.

On December 27, 2015, Dr. Cohen and Dr. Veromaa spoke by phone, and Dr. Cohen communicated a revised non-binding offer of $26.25 per ADS, subject to satisfactory completion of due diligence. Dr. Cohen also indicated that the 90% minimum acceptance threshold was important to the Offeror. The revised offer was subsequently confirmed in writing.

On December 29, 2015, the Board met via teleconference. Dr. Veromaa and Mr. Cook, as well as representatives of Guggenheim Securities, Davis Polk and Hannes Snellman, participated by invitation. The Board considered the revised offer price of $26.25 per ADS conveyed by Dr. Cohen to Dr. Veromaa, as well as the results of the Market Check conducted during the prior week. Representatives from Guggenheim Securities reported that earlier in the day Party A had informed Guggenheim Securities that it was declining to pursue a transaction with the Company and therefore, at this time, none of the four parties contacted had made any formal indication of interest and two of the four parties contacted had declined to participate in any further discussions. The Board observed, among other things, that the revised offer price represented a significant premium to the Company’s market price and concluded that the Offeror may not be willing to further increase its offer. The Board therefore directed the Company to move forward on the basis of the revised offer price and negotiate the terms of a Combination Agreement, with the Board to subsequently consider the potential transaction in light of the full terms and conditions of the Offer. The Board also directed Guggenheim Securities to contact two additional parties to ascertain their interest in a transaction with the Company.

On December 29, 2015, Dr. Veromaa communicated to Dr. Cohen that the Board was willing to continue discussions regarding a transaction on the basis of the offer price of $26.25 per ADS.

On December 30, 2015, the Offeror’s attorneys provided an initial draft of the Combination Agreement to Davis Polk and Hannes Snellman, with a minimum tender condition of 90%. Subsequently, the Company’s legal advisors and the Offeror’s legal advisors held several teleconferences to discuss Finnish legal requirements regarding the structuring of all cash acquisitions of Finnish-incorporated and Finnish-listed entities. During this time, the Company also responded to additional diligence requests from the Offeror. On January 4, 2016, Davis Polk and Hannes Snellman provided a revised Combination Agreement to the Offeror’s legal advisors.

On January 4, 2016, the Board met via teleconference, with Dr. Veromaa and Mr. Cook, as well as representatives of Guggenheim Securities, Davis Polk and Hannes Snellman, attending by invitation. Dr. Veromaa summarized the current status of the negotiations, in particular regarding the minimum threshold of acceptances of the tender offer that would constitute a condition to the Offeror’s obligation to complete the transaction. Representatives of Hannes Snellman relayed that the Offeror was insisting on a 90% acceptance threshold, which is the statutory threshold for “squeezing out” minority shareholders in Finland, and reviewed Finnish regulatory requirements and various potential structures for the transaction. Guggenheim Securities also reported on the status of the Market Check, namely that one of the two parties contacted after the December 29, 2015 meeting declined to evaluate the opportunity, and the other party participated in an introductory call but declined to proceed after evaluating publicly available information. The Board authorized the Company to continue negotiations with the Offeror regarding the minimum acceptance threshold and other remaining open terms. The Board also authorized the issuance of options to certain employees, including the Company’s senior management, as had been contemplated since the time of the Company’s U.S. public offering the prior year and subsequently confirmed at meetings of the Board on October 6, 2015, before the initial offer had been received from the Offeror, and December 15, 2015.

On January 5, 2016, representatives from the Offeror’s financial advisors spoke to representatives from Guggenheim Securities regarding further due diligence that had been conducted in relation to the Company’s capital structure. Dr. Cohen discussed the same topic on a telephone call placed to Dr. Veromaa. Later in the day on January 5, 2016, the Transaction Committee met via teleconference, with Dr. Veromaa and Mr. Cook, as well as representatives of Guggenheim Securities, Davis Polk and Hannes Snellman attending, by invitation, to update the Transaction Committee on the communications from the Offeror’s financial advisors and Dr. Cohen.

On January 6, 2016, the Offeror’s legal advisors provided a revised draft of the Combination Agreement and a draft of the form of Irrevocable Undertaking intended to be signed by certain of the Company’s shareholders and warrant holders in conjunction with the execution of the Combination Agreement. The various legal advisors engaged in discussions regarding various terms in the revised draft, including closing certainty. On January 6, 2016, Davis Polk sent the Offeror’s legal advisors a revised draft of the Combination Agreement, and on January 7, 2016, Hannes Snellman circulated to the Offeror’s legal advisors a revised draft of the form of Irrevocable Undertaking.

On January 9, 2016, the Board met via teleconference, with Dr. Veromaa and Mr. Cook, as well as representatives of Guggenheim Securities, Davis Polk and Hannes Snellman, attending by invitation. The Company’s advisors provided an update on the negotiations. Guggenheim Securities reported that the Offeror and its financial advisors had informed it that the preliminary offers made by the Offeror thus far had been made on the basis and the assumption that the total value of the Company’s equity on a fully diluted basis would be $363 million and that the revised offer price of $26.25 per ADS was based on such assumption (i.e., that all Equity Interests, including the Warrants, would be paid based on the per Share value implied by a fully diluted equity value of $363 million). Guggenheim Securities further reported that the Offeror’s financial advisors had informed it that $363 million would be the Offeror’s final offer for the Company’s equity on a fully diluted basis and due to the results of further diligence, including with respect to the Company’s capital structure and the fact that the Warrant terms provided that in certain circumstances an acquirer of the Company would be required to pay an amount determined by reference to a Black-Scholes option pricing formula in satisfaction of the Warrants, the Offeror was revising its offer price per ADS to $25.60, which, assuming such Warrant payments, reflected the same $363 million total equity value reflected in the Offeror’s previous offer letter. Guggenheim Securities then discussed the history of price discussions with the Offeror, the recent volatile performance of the equity markets and declines in biotech indices and noted, among other things, that the premium represented by the price of $25.60 per ADS ranged from 70% to 100% depending on the reference ADS price used. Guggenheim Securities also reported on the status of the Market Check.

Representatives of Davis Polk and Hannes Snellman then provided an overview of the key terms of the Combination Agreement, including that the Offeror continued to insist on a 90% minimum acceptance threshold and noting that certain topics remained subject to negotiation, including terms relating to closing certainty and the ability of the Board to change its recommendation to shareholders under specified circumstances. On the basis of the discussions and views expressed by the Board, the Company was authorized to continue discussions on the basis of an offer price of $25.60 per ADS.

Also on January 9, 2016, the Offeror’s legal advisors provided a revised draft of the Combination Agreement.

On January 10, 2016, Dr. Veromaa and Dr. Cohen met in person in San Francisco, where both had travelled to attend an industry conference. Dr. Veromaa conveyed to Dr. Cohen the Board’s authorization to proceed on the basis of the $25.60 per ADS offer price but noted several issues, including closing certainty and in particular the definition of “Material Adverse Effect,” that remained outstanding and about which the Company felt strongly about resolving in a satisfactory manner.

Over the course of January 11 to 19, 2016, the parties progressed the Combination Agreement and form of Irrevocable Undertaking. Beginning on January 14, 2016, Dr. Veromaa contacted several major shareholders and each warrant holder and asked them to sign a confidentiality agreement. Upon receipt of a signed confidentiality agreement from each of these parties, they were provided with certain information about the transaction and a form of Irrevocable Undertaking. During the course of January 15 to 19, 2016, certain shareholders and warrant holders expressed willingness to support the transaction and provided comments on the language of the form of Irrevocable Undertaking. The various legal advisors worked to finalize the language of the Irrevocable Undertaking with the shareholders and warrant holders during this time period.

On January 16, 2016, the Transaction Committee met by teleconference, with Dr. Veromaa and Mr. Cook, as well as representatives of Guggenheim Securities, Davis Polk and Hannes Snellman, in attendance by invitation. Representatives from Davis Polk summarized the key updates on the Combination Agreement, and representatives from Hannes Snellman provided updates on discussions with the Finnish regulatory authorities regarding certain aspects of the transaction structure under Finnish law. Representatives from Guggenheim Securities reported that the Offeror’s financial advisors had indicated that, in an update to prior discussions, the Offeror would in fact require third-party financing in order to be able to fund a small portion of the transaction consideration. The Transaction Committee discussed the amount and form of financing contemplated and directed the advisors to undertake diligence with respect to the Offeror’s proposed financing and ensure that the Combination Agreement appropriately addressed the financing.

On January 17, 2016, the Company and the Offeror set the proposed offer price at EUR 23.5680 per ADS (and EUR 0.2946 per Share), which was equal to the agreed offer price of $25.60 per ADS based on the average exchange rate from the last five trading days of $1.0864 to EUR 1.00.

Over the course of January 16 to 18, 2016, Davis Polk held a series of conversations with the Offeror’s legal advisors regarding the amount and structure of the Offeror’s proposed financing, reviewed the documentation for the Offeror’s planned private placement of equity and revised the Combination Agreement accordingly.

On January 18, 2016, the Offeror received a letter from the Finnish regulatory authorities confirming their view on certain aspects of the transaction structure under Finnish law.

On January 18, 2016, the Board met via teleconference, with Dr. Veromaa and Mr. Cook, as well as representatives of Guggenheim Securities, Davis Polk and Hannes Snellman, attending by invitation. Dr. Veromaa and Mr. Cook provided an overview of the status of the transaction, including negotiations with the Offeror on the Combination Agreement, the completion of due diligence and the discussions with shareholders and warrant holders. Dr. Veromaa noted that the Company had received a letter from the Offeror confirming, on the basis of further due diligence of the Company’s capital structure, an offer price per ADS of $25.60, with a price derived from this figure to be offered for the Outstanding Shares and Outstanding Equity Instruments and a price for the Warrants based on a Black-Scholes option pricing formula incorporating the price per Share derived from the price per ADS of $25.60. The letter also noted that, while the transaction would not be subject to any financing contingency, the Offeror would sell to a banking institution in a private placement an estimated amount of the Offeror’s common stock between $50 million and $100 million, the proceeds of which together with the Offeror’s existing cash resources, would be used to fund the transaction. The Board discussed the contents of the letter, including the Offeror’s need for financing and the due diligence conducted on the financing. The Board instructed the Company to verify the Offeror’s financing arrangements prior to any entry into the Combination Agreement.

Guggenheim Securities then reviewed with the Board its preliminary financial perspectives regarding the cash consideration provided for in the draft Combination Agreement. Guggenheim Securities noted that, subject to resolution of open items, it expected to be in a position to render to the Board an opinion as to the fairness, from a financial point of view, of the cash consideration to be received by holders of Shares and ADSs when the Board reconvened on January 19, 2016. The Board noted that Guggenheim Securities’ opinion would not address the consideration to be received by holders of the Company’s equity instruments other than the Shares and the ADSs; however, the Board also noted that the consideration payable for the Outstanding Equity Instruments is derived from the offer price based on the terms of those equity instruments and therefore the Board concluded that it was satisfied that such consideration had been considered with appropriate diligence and care. Guggenheim Securities also discussed with the Board the outcome of the Market Check. Ultimately, all six parties that Guggenheim Securities contacted (including the four parties contacted on December 22, 2015 and the two parties contacted after the December 29, 2015 Board meeting) declined to pursue a potential transaction with the Company.

The Board then reviewed the draft Combination Agreement. It was noted that (i) in order to ensure that all shareholders would receive equivalent value for their equity instruments, the offer price would be defined in euro as EUR 0.2946 per Share, with a price derived from this figure to be offered for the ADSs and Outstanding Equity Instruments (with the $25.60 offer price converted to euro based on an exchange rate of $1.0864 to €1.00) and (ii) holders of ADSs and certain Outstanding Equity Instruments would be paid in the U.S. dollar equivalent to the offer price based on the exchange rate between euro and U.S. dollars as near as practicable to the time of completion of the Offer.

A representative of Davis Polk summarized the key terms of the Combination Agreement, including the Company’s ability to respond in the event that a competing offer would be made and to terminate the agreement in order to enter into a superior transaction, subject to complying with certain procedures and terms, as well as certain representations and warranties, including, inter alia, regarding the intellectual property rights of the Company. The covenants of the Company were reviewed, including as to the conduct of the Company’s business before the completion of the Offer and cooperation in regulatory filings. It was noted that the Company would agree to compensate the Offeror for its reasonable transaction costs in the amount of $4.5 million in certain circumstances including should the Combination Agreement be terminated due to a competing offer. In addition, it was noted that the Combination Agreement would provide that the Shares and the ADSs representing the Shares be delisted from their respective markets as soon as permitted and reasonably practicable under applicable laws and regulations. The conditions to completion of the tender offer were then discussed, including in particular, the 90% minimum tender condition.

Dr. Veromaa and representatives of Davis Polk and Hannes Snellman then summarized the status of discussions with shareholders and warrant holders. Dr. Veromaa explained that he had begun to contact certain holders on January 14, 2016, to ask for commitments to accept the Offer. It was noted that holders owning over 60% of the total number of Outstanding Shares (on a fully diluted basis) had been contacted and were either expected to give an undertaking subject to customary conditions or otherwise had indicated their support of the contemplated transaction but for various reasons may not be able to sign an Irrevocable Undertaking before the Combination Agreement is executed and the transaction is publicly announced.

The Board then reviewed a decision taken in its October 6, 2015 meeting to provide for indemnification of certain of its officers with respect to certain claims for acts or omissions occurred in relation to the Company’s business and operations. The Board approved the form of agreement that had been provided in advance of the meeting and authorized any one member of the Board to execute it with respect to the officers of the Company.

On January 19, 2016, the Board met via teleconference to discuss the final terms of the proposed transaction, the proposed definitive Combination Agreement and related documents. In attendance at the meeting were Dr. Veromaa and Mr. Cook, as well as representatives of Guggenheim Securities, Davis Polk and Hannes Snellman. Dr. Veromaa and Mr. Cook gave an overview of the status of the transaction, reporting that the Company’s management and advisors had been negotiating the terms of the Combination Agreement and other key documents and noted that only minor changes had been made to the forms provided to the Board and discussed in the meeting the day before. Representatives of Guggenheim Securities confirmed that the Offeror’s board of directors had met and had approved the transaction.

Guggenheim Securities then reviewed its financial analysis of the EUR 0.2946 per Share cash consideration with the Board and rendered its oral opinion, confirmed by delivery of a written opinion dated January 19, 2016, to the Board to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the EUR 0.2946 per Share cash consideration to be received in the Offer by holders of Outstanding Shares and ADSs (other than the Offeror and its affiliates) pursuant to the Combination Agreement was fair, from a financial point of view, to such holders.

The Board then reviewed the final draft of the Combination Agreement, with representatives of Davis Polk and Hannes Snellman summarizing the key terms and changes since the prior meeting.

The Board then discussed the process it had followed in connection with the transaction, in particular the negotiations and financial information since the initial approach by the Offeror. The Board then discussed the advantages and risks of the proposed transaction that are described in “—Reasons for the Recommendation of the Board of Directors” below, including, inter alia, the attractive premium above the trading price of the Shares and ADSs, the cash form of consideration, and the substantial percentage of Outstanding Shares represented by shareholders and warrant holders who had signed Irrevocable Undertakings, as well as the risks of remaining a stand-alone company. The Board by a unanimous decision concluded that it is in the best interests of the Company’s holders of Equity Interests to approve the transaction and recommend that the Company’s holders of Equity Interests accept the Offer to be made pursuant to the terms agreed to in the Combination Agreement. The Board approved the Combination Agreement and authorized Dr. Veromaa and Mr. Cook to sign the agreement on behalf of the Company.

Following the meeting of the Board, the Company and the Offeror executed the Combination Agreement, and the Offeror simultaneously executed the agreement for its equity private placement financing. At the same time, holders of approximately 60% of the Outstanding Shares (on a fully diluted basis), representing all but two holders approached (each of whom indicated support of the contemplated transaction but for various reasons were not able to sign an Irrevocable Undertaking at the time), entered into Irrevocable Undertakings to support the transaction. The transaction was announced via press release shortly thereafter.

On January 20, 2016, one of the two holders of Equity Interests that had indicated support for the transaction but had not been able to enter into an Irrevocable Undertaking the day before, entered into an Irrevocable Undertaking, which brought the percentage of Outstanding Shares (on a fully diluted basis) committed via Irrevocable Undertakings to approximately 65%.

Reasons for the Recommendation

Reasons for the Recommendation of the Board

In evaluating the Combination Agreement and the Offer, the Board consulted with senior management of the Company, as well as Guggenheim Securities, Davis Polk and Hannes Snellman. In the course of making the determination that the Offer is in the best interests of Biotie’s holders of Equity Interests and recommending that the holders of Equity Interests accept the Offer and tender their Outstanding Shares, ADSs and Outstanding Equity Instruments, as applicable, pursuant to the Offer, the Board considered numerous factors, including the factors listed below, which are listed in no particular order of importance, each of which, in the view of the Board, supported such determinations, in addition to the factors mentioned in “—Background of the Combination Agreement” above in this Item 4:

•	Financial Terms/Premium to Market Price. The Board considered the relationship of the consideration offered pursuant to the Offer to the historical market price of the Shares, including that the consideration represents a premium of approximately 95% over the trading price at which the Shares closed on the Nasdaq Helsinki on January 18, 2016, the last trading day prior to the announcement of the entry into the Combination Agreement.

•	Cash Consideration. The Board considered the fact that the entire consideration will be payable in cash, which provides holders of Equity Interests with immediate liquidity and a high degree of certainty of value.

•

Product Development and Regulatory Risks. The Board considered the fact its product candidates tozadenant, SYN120 and BTT1023 are in various phases of clinical development. The Company does not expect to have top line efficacy data for its Phase 3 double-blind clinical trial (and extension) of tozadenant until the second half of 2017 and, as disclosed, will need to generate additional clinical safety data after that to be able to submit a new drug application, or NDA, to the FDA. With respect to the Phase 2a trial of SYN120 in Parkinson’s dementia the Company expects to announce top-line data by the end of 2016. Enrollment for the Phase 2 clinical trial of BTT1023 in PSC opened at the end of the first quarter of 2015, and the requisite number of patients to enable interim data is expected by the end of 2016. Clinical trials are expensive and can take many years to complete, and the outcomes are inherently uncertain. The Board considered the risks inherent in the development and eventual commercialization of its product candidates, the risks related to seeking approval for marketing from the FDA and EMA (including any potential conditions or contingencies of such approvals) and the risks related to market acceptance of Company product candidates, if approved, and other factors affecting the revenues and profitability of biopharmaceutical products generally.

•	Product Launch and Commercialization Risks. The Board also considered the significant risks and considerable costs associated with a successful launch and commercialization by the Company of its product candidates. The Board recognizes that the Offeror has successfully commercialized products in the neurology field in the past and has a broad pipeline of future product candidates. As such, the Offeror will be able to launch any potential future products including tozadenant and SYN120 without the need to build up a commercial infrastructure, which would be a significant cost for the Company if it were to commercialize the products on its own.

•	The Company’s Operating and Financial Condition and Prospects. The Board is familiar with the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company. Having considered different valuation methods, the Board believes, on the basis of this familiarity, that the consideration to be received by the Company’s shareholders, ADS holders and the holders of the Outstanding Equity Instruments in the Offer fairly reflects the Company’s intrinsic value.

•	Strategic Alternatives. The Board has investigated and considered the trends in the markets and the industry and certain strategic alternatives available to the Company. Such alternatives include, but are not limited to, remaining an independent public company (with resulting long-term capital needs for the already disclosed additional clinical safety study for tozadenant and the commercialization phase of tozadenant or for potential additional investment in the Phase 2 products, such as SYN120, which could result in significant dilution to the shareholders of the Company), and partnering with others. The Board has also considered the risks and uncertainties associated with such alternatives and the challenges associated with the industry’s current and expected competitive environment. The Board determined not to pursue those alternatives in light of its belief that the Offer maximized risk-adjusted shareholder value and represented the best alternative reasonably available to shareholders.

•	Market Check. The Board considered the fact that the Company and its advisors had conducted the 2014 Strategic Process, during which 40 companies were approached regarding a potential strategic transaction or acquisition of the Company and that the process resulted in only one company submitting a non-binding offer, prior to the completion of significant diligence, to acquire the Company for all-stock consideration with a value implying no premium over the Company’s then-share price. Following the submission of the non-binding offer, that party did not engage with the Company to conduct diligence or entertain further discussions surrounding terms of a potential transaction and ultimately withdrew its offer in October 2014. The Board also considered the fact that, following the Offeror’s indication of interest in acquiring the Company, the Company and its advisors had contacted six parties that the Company believed to be most likely to be interested in a transaction with the Company in order to determine such parties’ interests in a potential transaction with the Company and that each of those parties ultimately declined to pursue a transaction with the Company.

•	Likelihood of Consummation. The Board considered that the Offer would reasonably likely be consummated in light of the facts that (i) the Offeror has the financial ability and willingness to consummate the Offer, (ii) the Offer is not subject to any financing condition and (iii) the other conditions to the Offer are reasonable and customary.

•

Speed of Completion. The Board considered the anticipated timing of the consummation of the Offer, and the structure of the transaction as a tender offer for the Outstanding Shares, ADSs and Outstanding Equity Instruments, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Combination Agreement, should allow holders of Equity Interests to receive the consideration for their Shares, ADSs and Outstanding Equity Instruments in a relatively short timeframe. The Board considered that the potential for closing the Offer in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential disruption and uncertainty pending closing.

•	Ability to Respond to Third-Party Takeover Proposals. The Board considered the terms and conditions of the Combination Agreement related to the Company’s ability to respond to third parties making takeover proposals under certain circumstances, including:

•	the right of the Company, under certain circumstances and subject to certain conditions, to furnish non-public information to, and to participate in discussions with, third parties in response to certain written proposals relating to alternative acquisition transactions; and

•	the right of the Board, under certain circumstances and subject to certain conditions, to withdraw or change its recommendation in favor of the Offer if the failure to do so would be inconsistent with its fiduciary duties in the following circumstances and to terminate the Combination Agreement in order to enter into a written definitive agreement providing for an alternative acquisition transaction.

•	Terms of the Offer. The Board considered the terms and conditions of the Offer and the Combination Agreement. In addition, the Board viewed as desirable provisions in the Combination Agreement that prohibit the Offeror from changing the terms of the Offer, without the consent of the Company, in a manner that (i) decreases the Offer consideration, (ii) changes the form of consideration to be paid in the Offer, (iii) decreases the number of Shares, ADSs or Outstanding Equity Instruments sought in the Offer, (iv) extends or otherwise changes the expiration date of the Offer (except for the Subsequent Offer Period or as otherwise provided in the Combination Agreement), (v) imposes additional conditions to the Offer or (vi) otherwise amends, modifies or supplements the conditions to the Offer or terms and conditions of the Offer to the detriment in any material respect to the holders of Equity Interests.

•	Guggenheim Securities’ Opinion. The Board considered the opinion of Guggenheim Securities, dated January 19, 2016, to the Board as to the fairness, from a financial point of view and as of such date, of the Share Consideration (as defined below) to be received in the Offer by holders of Outstanding Shares and ADSs (other than Acorda and its affiliates), which opinion was based on the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described below under the caption “—(d) Opinion of the Company’s Financial Advisor.” Guggenheim Securities’ opinion does not constitute advice or a recommendation to any security holder of Biotie as to whether to tender any securities pursuant to the Offer or how to act with respect to the Offer or any other matter.

•	Irrevocable Undertakings. The Board considered that certain shareholders of the Company, solely in their capacities as shareholders, are supportive of the transaction and have agreed, pursuant to and subject to the conditions of the Irrevocable Undertakings, to tender their Equity Interests, representing approximately 60% (on a fully diluted basis) of the Outstanding Shares and votes in Biotie as of January 14, 2016, the second to last trading day prior to announcement of the transaction, into the Offer, subject to the terms and conditions of the Irrevocable Undertakings, as more fully described in “—(c) Intent to Tender” below.

The Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Combination Agreement, including the Offer, including:

•	No Ongoing Equity Interest in the Company. The Board considered the fact that the shareholders of the Company will have no ongoing equity interest in the Company going forward, meaning that the shareholders will cease to participate in the Company’s future potential growth or to benefit from potential increases in the value of the Shares.

•	Inability to Solicit Other Takeover Proposals. The Board considered the covenant in the Combination Agreement prohibiting the Company from further soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•	Termination Fee and Expenses. The Board considered the fact that the Company would be obligated to pay a termination fee of $4,500,000 as compensation for the Offeror’s reasonable transaction costs if the Combination Agreement is terminated under certain circumstances, including to accept a superior proposal, and that the amount of the termination fee was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company entered into a more favorable transaction.

•	Failure to Close. The Board considered that the conditions to the Offeror’s obligation to accept for payment and pay for the Equity Interests tendered pursuant to the Offer were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Board considered the fact that, if the Offer is not consummated, the Company’s directors and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs attempting to consummate the transaction. The Board also considered the fact that, if the Offer is not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of vendors, business partners, collaboration partners and employees and that the trading price of the Shares and ADSs could be adversely affected.

•	Interim Operating Covenants. The Board considered that, under the terms of the Combination Agreement, the Company has agreed that it will carry on its business in the ordinary course consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of the Offeror. The Board further considered that these terms may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•	Effect of Announcement. The Board considered the effect of the public announcement of the transaction on the Company’s operations, Share and ADS price and employees, as well as its ability to attract and retain key personnel while the transaction is pending.

•	No Reverse Termination Fee. The Board considered the fact that the Offeror will be able to terminate the Combination Agreement under certain circumstances that may be outside of the Company’s control, without the payment of any reverse termination fee to the Company.

•	Interests of the Board. The Board considered the potential conflict of interest created by the fact that the Company’s directors have financial interests in the transactions contemplated by the Combination Agreement, including the Offer, that may be different from or in addition to those of other holders of Equity Interests, as more fully described in “Past Contracts, Transactions, Negotiations and Agreements” above in Item 3.

•	Transaction Costs. The Board considered the fact that the Company has and will continue to incur significant transaction costs and expenses in connection with the proposed transaction, regardless of whether or not such transaction is consummated.

The discussion of factors considered by the Board described above is not intended to be exhaustive; rather it summarizes the material factors considered. Due to the variety of factors and the quality and amount of information considered, the Board did not find it practicable to, and did not make specific assessments of, quantify or assign relative weights to the specific factors considered in (i) making the determination that the Combination Agreement and the transactions contemplated thereby were fair to and in the best interests of the Company’s shareholders, (ii) approving, adopting and declaring advisable the Combination Agreement and the transactions contemplated thereby and (iii) recommending that the holders of Equity Interests accept the Offer and tender their Equity Interests pursuant to the Offer. Instead, the Board made its determination after consideration of all factors taken together. In addition, individual members of the Board may have given different weight to different factors.

(c)	Intent to Tender

As an inducement to the Company’s and the Offeror’s willingness to enter into the Combination Agreement, the Offeror entered into Irrevocable Undertakings with entities affiliated with each of Versant Ventures, The Baupost Group, Vivo Capital, OrbiMed, Invesco, Ilmarinen, Sitra and Armistice, members of the Company’s senior management, one director of the Company (Mr. Bailey) and certain employees of the Company (collectively, the “Committed Equityholders”) pursuant to which, subject to certain terms and conditions, the Committed Equityholders agreed to tender and not withdraw all Equity Interests owned by such Committed Equityholders into the Offer, within ten business days from the beginning of the acceptance period of the Offer. The Committed Equityholders collectively hold approximately 65% (on a fully diluted basis) of the Outstanding Shares and votes in Biotie.

Pursuant to the Irrevocable Undertakings, the Committed Equityholders agreed, subject to certain terms and conditions, to (i) accept the Offer, and to tender or cause to tender and sell or cause to be sold to the Offeror the Equity Interests owned at the time of the execution of the Irrevocable Undertaking and any additional Equity Interests acquired prior to the earlier of the Termination Date (as defined below) and the expiration of the Offer, in the Offer for the applicable consideration, (ii) deliver or cause to be delivered evidence of such acceptance pursuant to the terms of the Offer to the Offeror within ten (10) business days from the beginning of the acceptance of the Offer, (iii) not exercise voting rights pertaining to the Equity Interests in favor of a transaction competitive with the Offer subject to certain exceptions set forth in the Irrevocable Undertakings, (iv) not sell, transfer, grant any option with respect to, pledge or otherwise dispose of any of the Equity Interests owned or controlled prior to the earlier of the Termination Date and the expiration of the Offer, (v) not solicit any inquiries with respect to or solicit or accept any public or private proposal or offer (including, without limitation, any proposal or offer to all holders of the Equity Interests), other than the Offer, for the Equity Interests owned or controlled prior to the earlier of the Termination Date and the expiration of the Offer and (vi) not withdraw such Committed Equityholder’s acceptance of the Offer in respect of any such Equity Interests regardless of any right of withdrawal contained in the terms and conditions of the Offer or any legal right to withdraw.

Notwithstanding the foregoing, in the event that the Company enters into discussions with a competing bidder in accordance with the Combination Agreement and the Board requests that the Committed Equityholders engage in discussions with the competing bidder, then the Committed Equityholders may engage in such discussions, provided that the Committed Equityholders may not, prior to the earlier of the Termination Date and the expiration of the Offer (i) discuss, offer or otherwise negotiate with any competing bidder regarding the acquisition or other transfer to such competing bidder of any Equity Interests of such Committed Equityholders at a price lower than the consideration offered pursuant to the Offer or (ii) enter into any undertaking with respect to any such competing transaction unless and until the applicable Irrevocable Undertaking has terminated in accordance with its terms.

The Irrevocable Undertakings remain valid and in force until the first of the following has taken place, at which date and time such Irrevocable Undertakings immediately and automatically terminate in full (the “Termination Date”): (i) the Board fails to recommend that the holders of Equity Interests accept the Offer or has modified or withdrawn such recommendation, (ii) the completion and settlement of the Offer, (iii) the Offeror has made a public announcement to the effect that it will not complete the Offer, (iv) the Combination Agreement has been terminated, (v) any amendment has been made to the Offer that reduces the applicable consideration offered pursuant to the Offer or otherwise materially changes the terms and conditions of the Offer in a manner adverse to such Committed Equityholder or (vi) the Offer, having launched or published, has failed to be completed by June 19, 2016.

The foregoing description of the Irrevocable Undertakings is qualified in its entirety by the full text of the Irrevocable Undertakings, copies of the forms of which are filed as Exhibit (e)(2) to this Schedule 14D-9 and are incorporated herein by reference.

(d)	Opinion of the Company’s Financial Advisor

Overview

Biotie has retained Guggenheim Securities to act as its financial advisor with respect to the Offer. In selecting Guggenheim Securities as its financial advisor, the Board considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the biotechnology, life sciences and pharmaceutical sectors. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the January 19, 2016 meeting of the Board, Guggenheim Securities rendered its oral opinion, which was confirmed in writing, to the Board to the effect that, as of January 19, 2016 and based on the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Share Consideration to be received in the Offer by holders of Outstanding Shares and ADSs (other than Acorda and its affiliates) pursuant to the Combination Agreement was fair, from a financial point of view, to such holders. For purposes of Guggenheim Securities’ opinion, the term “Share Consideration” refers to the EUR 0.2946 per Share cash consideration.

This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex A to this Schedule 14D-9 and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities noted for the Board that the global capital markets have been experiencing and remain subject to volatility, and Guggenheim Securities expressed no view or opinion as to any potential effects of such volatility on Biotie or the Offer. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion:

•	was provided to the Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Share Consideration;

•	did not constitute a recommendation to the Board with respect to the Offer;

•	does not constitute advice or a recommendation to any security holder of Biotie as to whether to tender any securities pursuant to the Offer or how any such security holder should act with respect to the Offer or any other matter;

•	did not address Biotie’s underlying business or financial decision to pursue the Offer, the relative merits of the Offer as compared to any alternative business or financial strategies that might exist for Biotie or the effects of any other transaction in which Biotie might engage;

•	addressed only the fairness, from a financial point of view, of the Share Consideration to holders of Outstanding Shares and ADSs (other than Acorda and its affiliates) to the extent expressly specified therein;

•	expressed no view or opinion as to any other term, aspect or implication of the Offer or the Combination Agreement, including, without limitation, the form or structure of the Offer, any consideration payable in respect, or any tender, exercise, redemption, conversion, rollover or assumption, of other securities (including warrants, options and other equity-based grants) of Biotie or any term, aspect or implication of any tender agreement or any other agreement, transaction document or instrument contemplated by the Combination Agreement or otherwise or to be entered into or amended in connection with the Offer;

•	expressed no view or opinion as to the fairness, financial or otherwise, of the Offer to, or of any consideration to be paid to or received by, the holders of any class of securities (other than the fairness, from a financial point of view, of the Share Consideration to holders of Outstanding Shares and ADSs (other than Acorda and its affiliates) to the extent expressly specified herein), creditors or other constituencies of Biotie;

•	expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Biotie’s or Acorda’s directors, officers or employees, or any class of such persons, in connection with the Offer relative to the Share Consideration or otherwise;

•	did not address the individual circumstances of specific holders with respect to rights or aspects which may distinguish such holders or the securities of Biotie held by such holders, did not address, take into consideration or give effect to any rights, preferences, restrictions or limitations or other attributes of any such securities and did not in any way address proportionate allocation or relative fairness; and

•	assumed that each outstanding ADS has a value equivalent to 80 Shares.

In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

•	reviewed a draft of the Combination Agreement dated as of January 18, 2016;

•	reviewed certain publicly available business and financial information regarding Biotie;

•	reviewed certain non-public business and financial information regarding Biotie’s businesses and prospects (including the Management Projections and estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie), all as prepared and provided to Guggenheim Securities by Biotie’s senior management;

•	discussed with Biotie’s senior management their views of Biotie’s businesses, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices of Shares and ADSs;

•	performed discounted cash flow analyses based on the Management Projections and the estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, in each case as furnished to Guggenheim Securities by Biotie;

•	reviewed implied transaction values and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the Offer;

•	reviewed implied enterprise values of certain publicly traded companies that Guggenheim Securities deemed relevant in evaluating Biotie; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities notes that:

•

Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information) furnished by or discussed with Biotie or obtained from public sources, data suppliers and other third parties.

•	Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, any financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information), (ii) expressed no view, opinion, representation or warranty (in each case, express or implied) regarding the (a) reasonableness of operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information or the assumptions upon which they were based or (b) probability adjustments included in such financial projections and (iii) relied upon the assurances of Biotie’s senior management that they were unaware of any facts or circumstances that would make such information (including, without limitation, any financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information) incomplete, inaccurate or misleading.

•	Specifically, with respect to any (i) financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information furnished by or discussed with Biotie, (a) Guggenheim Securities was advised by Biotie’s senior management, and Guggenheim Securities assumed, that such financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information utilized in its analyses had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Biotie’s senior management as to the expected future performance of Biotie and (b) Guggenheim Securities assumed that such financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information had been reviewed by the Board with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable. Guggenheim Securities was advised by the Board and senior management, based on their assessments as to the relative likelihood of achieving the future financial results for Biotie as reflected in the Management Projections, to rely for purposes of Guggenheim Securities’ analyses and opinion on such Management Projections.

•	Guggenheim Securities relied upon, without independent verification, the assessments of Biotie’s senior management as to, among other things, (i) the potential impact on Biotie of market and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the biotechnology, life sciences and pharmaceutical sectors in which Biotie operates, (ii) Biotie’s existing and future products and product candidates, including the validity of, and risks associated with, such products, product candidates and intellectual property, and (iii) the probabilities of successful commercialization of, and peak worldwide sales attributable to, such products and product candidates (including, without limitation, the timing and probabilities of successful development, testing, manufacturing and marketing thereof; approval thereof by relevant governmental authorities; prospective product-related sales prices, annual sales price increases and volumes with respect thereto; the validity and life of patents with respect thereto; and the potential impact of competition thereon). Guggenheim Securities assumed that there would not be any developments with respect to any such matters that would be meaningful in any respect to its analyses or opinion.

•

Guggenheim Securities utilized a publicly available euro to U.S. dollar exchange rate, and Guggenheim Securities assumed that such exchange rate was reasonable to utilize for purposes of its analyses and that any currency or exchange rate fluctuations would not be meaningful in any respect to its analyses or opinion. Guggenheim Securities did not assess or consider, for purposes of its analyses and opinion, foreign currency exchange risks associated with the Offer.

Guggenheim Securities also notes certain other considerations with respect to its engagement and its opinion:

•	During the course of Guggenheim Securities’ engagement, Guggenheim Securities was asked by the Board to solicit indications of interest from various third parties regarding a potential transaction with Biotie, and Guggenheim Securities considered the results of such solicitation process in rendering its opinion.

•	Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Biotie or any other entity or the solvency or fair value of Biotie or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•	Guggenheim Securities did not express any view or render any opinion regarding the tax consequences to Biotie or holders of Shares, ADSs or any other Equity Interests of the Offer. Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and Guggenheim Securities’ opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of Biotie and its other advisors with respect to such matters.

Guggenheim Securities further assumed that:

•	In all respects material to its analyses, (i) the final executed form of the Combination Agreement would not differ from the draft that Guggenheim Securities reviewed, (ii) Biotie and Acorda will comply with all terms of the Contribution Agreement and (iii) the representations and warranties of Biotie and Acorda contained in the Contribution Agreement are true and correct and all conditions to the obligations of each party to the Contribution Agreement to consummate the Offer will be satisfied without any waiver thereof.

•	The Offer will be consummated in a timely manner, in accordance with the terms of the Contribution Agreement and in compliance with all applicable laws, documents and other requirements, without any limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would be meaningful in any respect to Guggenheim Securities’ analyses or opinion.

•	Guggenheim Securities expressed no view or opinion as to the price or range of prices at which Shares, ADSs or other securities of Biotie may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Offer.

Summary of Financial Analyses

Overview of Financial Analyses

This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Board in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to the Board was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.

In arriving at its opinion, Guggenheim Securities:

•	based its financial analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions, capital markets considerations and industry-specific and company-specific factors, all of which are beyond the control of Biotie, Acorda and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•	considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

•	ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view, of the Share Consideration to be received in the Offer by holders of Outstanding Shares and ADSs (other than Acorda and its affiliates).

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

•	Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•	None of the selected publicly traded companies described below is identical or directly comparable to Biotie, and none of the selected precedent merger and acquisition transactions described below is identical or directly comparable to the Offer; however, such companies and transactions were selected by Guggenheim Securities, among other reasons, because they represented or involved target companies which may be considered broadly similar to Biotie based on Guggenheim Securities’ familiarity with the biotechnology, life sciences and pharmaceutical sectors.

•	In any event, financial benchmarking is not mathematical; rather, such benchmarking involves complex considerations and judgments concerning the differences in business, financial, operating and capital markets-related characteristics and other factors regarding the selected publicly traded companies and selected precedent merger and acquisition transactions to which Biotie and the Offer were compared.

•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade or otherwise be transferable at the present time or at any time in the future.

Certain Definitions. Throughout this “Summary of Financial Analyses,” the term “exchange rate” means a daily average euro to U.S. dollar exchange rate over the period from January 11, 2016 to January 15, 2016 of 1.0864.

Recap of Implied Transaction Value and Offer Price Overview

Based on the Share Consideration and, in the case of ADSs, after applying the exchange rate and assuming that each ADS represents 80 Shares, Guggenheim Securities calculated various implied Offer-related premia and the implied total equity and equity equivalents value and implied enterprise value for Biotie as outlined in the table below:

Offer Premia and Implied Enterprise Value
Share Consideration	€0.2946
Implied ADS Consideration	$25.60

	Biotie Share/ADS Price
Acquisition Premium/(Discount) Relative to Biotie’s (Except 52-Week Highs):
Closing Share Price @ 1/15/16	€0.1510	95.1%
90-day Volume-Weighted Average Share Price(1)	0.1599	84.2
Percent of Past Year’s High Share Price (Intraday)	0.2600	113.3
Closing ADS Price @ 1/15/16	$13.20	94.0%
90-day Volume-Weighted Average ADS Price(2)	14.26	79.6
ADS IPO Price	14.89	72.0
Percent of Past Year’s High ADS Price (Intraday)	25.39	100.8
Implied Total Equity and Equity Equivalents Value and Implied Enterprise Value for Biotie:
Implied Total Equity and Equity Equivalents Value		$363.0
Implied Enterprise Value		314.0

(1)	The 90-day Volume-Weighted Average Share Price was measured based on the period commencing on and including September 4, 2015 and ending on and including January 15, 2016.
(2)	The 90-day Volume-Weighted Average ADS Price was measured based on the period commencing on and including September 9, 2015 and ending on and including January 15, 2016.

Financial Analysis of Biotie

Financial Analysis of Biotie Recap. In assessing the Share Consideration from a financial point of view in connection with rendering its opinion, Guggenheim Securities performed sum-of-the-parts discounted cash flow analyses. Guggenheim Securities also observed selected precedent transactions and selected public companies analyses, one-day premiums in selected all-cash transactions, Wall Street equity research analysts’ price targets and historical trading price ranges. Guggenheim Securities further observed for informational purposes the reference ranges described below for ADSs in U.S. dollars (after applying the exchange rate and assuming that each ADS represents 80 Shares). Based on guidance provided by Biotie’s senior management, Guggenheim Securities assumed, where noted in this “Summary of Financial Analyses,” that Biotie would conduct a potential $50 million near-term equity financing (the “Equity Financing”) with net proceeds of approximately $47 million. Based on such guidance, the Equity Financing is expected to be effected on December 31, 2016 at a price that bears a 7.5% discount to an estimated future share price of Biotie on that same date, projected to increase from the current price of Shares at Biotie’s cost of equity of 15.1% per year (the “Equity Offer Price”) and assuming fees and expenses of 6%.

Biotie Financial Analysis Recap
Share Consideration	€0.2946
Implied ADS Consideration	$25.60

	Reference Ranges
Primary Financial Analyses	Low	High
Sum-of-the-Parts Discounted Cash Flow Analyses:
No Equity Financing
Shares	€0.2129	€0.3868
ADSs	$18.51	$33.62
With Equity Financing
Shares	€0.2012	€0.3426
ADSs	$17.49	$29.78

	Reference Ranges
Reference Items	Low	High
Selected Precedent Transactions Analysis
Shares	€0.1772	€0.3955
ADSs	$15.40	$34.37
Selected Public Companies Analysis
Shares	€0.1002	€0.2072
ADSs	$8.71	$18.01
One-Day Premiums Paid
Shares	€0.1826	€0.2479
ADSs	$15.87	$21.55
Wall Street Equity Research Price Targets
Shares	€0.1998	€0.3499
ADSs	$17.37	$30.41
ADS Price Range Since U.S. IPO (Intraday)
ADS Price Converted into Share Price	€0.1430	€0.2921
ADSs	$12.43	$25.39
Share Price Range During Past Year (Intraday)
Shares	€0.1420	€0.2600
Share Price Converted into ADS Price	$12.34	$22.60

Sum-of-the-Parts Discounted Cash Flow Analysis. Guggenheim Securities performed a sum-of-the-parts financial analysis to derive an approximate implied equity value per Share as follows:

Guggenheim Securities performed a sum-of-the-parts discounted cash flow analysis to calculate estimated implied present values as of December 31, 2015 using a selected discount rate of 14.5% for the (i) tozadenant U.S., (ii) tozadenant ex-U.S., (iii) SYN120, (iv) BTT1023 and (v) Selincro products and product candidates of Biotie based on the Management Projections and other estimates relating to Biotie provided by Biotie’s senior management. Specifically, the sum-of-the-parts discounted cash flow analysis utilized estimates (reflecting Biotie’s senior management’s view of the probability of success for required clinical trials and regulatory approvals of the individual product candidates) of the standalone unlevered, after-tax (without regard for the use of estimates as to potentially realizable existing net operating loss carryforwards expected by Biotie’s senior management to be utilized by Biotie on a standalone basis) free cash flows that Biotie could generate from each product or product candidate during the calendar years ending December 31, 2016 through December 31, 2034 (or, in the case of Selincro, during the calendar years ending December 31, 2016 through December 31, 2029) based on such Management Projections and other estimates. Based on guidance provided by Biotie’s senior management, Guggenheim Securities calculated a terminal value only for tozadenant U.S. at the end of the applicable projection period. Such terminal value was calculated by applying to the estimated standalone unlevered, after-tax free cash flows that Biotie could generate from tozadenant U.S. at the end of the relevant projection period a selected perpetuity growth rate of (5.0%). Guggenheim Securities then observed an approximate implied aggregate product value for all of the product or product candidates based on the approximate implied present values described above.

Guggenheim Securities also performed a discounted cash flow analysis to calculate estimated implied present values as of December 31, 2015 of the standalone unlevered, after-tax free cash flows that Biotie could generate from (i) Biotie’s aggregate unallocated corporate expenses using a selected discount rate of 14.5% and (ii) potentially realizable existing net operating loss carryforwards expected by Biotie’s senior management to be utilized by Biotie on a standalone basis using a selected discount rate of 10% during the calendar years ending December 31, 2016 through December 31, 2034 based on the Management Projections and other estimates relating to Biotie provided by Biotie’s senior management. Based on guidance provided by Biotie’s senior management, Guggenheim Securities calculated a terminal value only for the U.S. portion of Biotie’s unallocated corporate expenses (which represented 50% of the total unallocated corporate expenses) at the end of the projection period. Such terminal value was calculated by applying to the standalone unlevered, after-tax free cash flows that Biotie could generate from such corporate expenses at the end of the projection period a selected perpetuity growth rate of (5.0%). Guggenheim Securities also calculated illustrative estimated net cash for Biotie based on Biotie’s total projected cash balance and projected debt balance as of December 31, 2015, as provided by Biotie’s senior management.

Guggenheim Securities then observed an approximate implied overall equity value for Biotie based on the approximate implied aggregate product value, the approximate implied present values of the aggregate unallocated corporate expenses and potentially realizable existing net operating loss carryforwards and illustrative estimated net cash described above.

These analyses indicated the following approximate implied present values, illustrative estimated net cash, approximate implied aggregate product value and approximate implied overall equity value described above and approximate implied per Share and per ADS equity values based on the midpoint of Biotie’s senior management’s assumptions both before and after taking into account the Equity Financing:

USD in thousands (except per share data)	PoS Adjusted Implied Present Values	Implied Per Share Equity Value	Implied Per ADS Equity Value
Tozadenant U.S.	$317,354
Other product candidates and products*	60,585
Implied Aggregate Product Value	$377,939
Unallocated Corporate Expenses	(82,085)
Existing NOL	15,705
Estimated Net Cash	49,029
Implied Overall Equity Value	$360,588	€0.2927	$25.44
Equity Financing	47,000
Implied Overall Equity Value with Equity Financing	$407,588	€0.2661	$23.12

*	The Management Projections for Selincro are not adjusted for probability of success.

Guggenheim Securities then observed the following approximate implied overall per Share equity value reference range for Biotie using a selected range of discount rates of 13.5% to 15.5% and Biotie’s senior management’s estimates as to potential tozadenant U.S. annual net sales prices and annual net sales price growth of $9,000 to $12,000 and 3.0% to 7.0%, respectively, before taking into account the Equity Financing, as compared to the Share Consideration.

Implied Overall Per Share Equity Value Reference Range	Share Consideration
€0.2129 – €0.3868	€0.2946

Guggenheim also observed an approximate implied overall per Share equity value reference range for Biotie after taking into account the Equity Financing, with illustrative estimated net cash described above increased by the net proceeds assumed to be received from the Equity Financing and the number of fully diluted Shares increased by an additional number of Shares assumed to be issued by Biotie in the Equity Financing.

Guggenheim Securities observed the following approximate implied overall per Share equity value reference range for Biotie using a selected range of discount rates of 13.5% to 15.5% and Biotie’s senior management’s estimates as to potential tozadenant U.S. annual net sales prices and annual net sales price growth of $9,000 to $12,000 and 3.0% to 7.0%, respectively, after taking into account the Equity Financing, as compared to the Share Consideration:

Implied Overall Per Share Equity Value Reference Range	Share Consideration
€0.2012 – €0.3426	€0.2946

Solely for reference purposes, Guggenheim Securities also observed the following approximate implied overall implied per Share equity value reference ranges for Biotie after taking into account the Equity Financing using selected ranges of the Equity Financing size of $0 to $100 million and a selected range of Equity Offer Price differential of ($2.00) to $2.00 (assuming all other variables are held constant):

Implied Overall Per Share Equity Value Reference Range
€0.2353 – €0.2927

Guggenheim Securities noted that such approximate implied overall per Share equity value reference range, after applying the exchange rate and assuming that each ADS represents 80 Shares, indicated the following approximate implied overall per ADS equity value reference range for Biotie:

Implied Overall Per ADS Equity Value Reference Range
$20.45 – $25.44

Other Financial Reviews and Analyses

In addition to the primary financial analysis in connection with its opinion described above, Guggenheim Securities performed various additional financial reviews and analyses as described below, including the following:

Selected Precedent Merger and Acquisition Transaction Analysis. Using publicly available information, Guggenheim Securities reviewed financial data associated with certain selected precedent merger and acquisition transactions publicly announced from January 1, 2010 to January 15, 2016 that Guggenheim Securities deemed relevant for purposes of this analysis as transactions involving North American and Western European target companies with operations in the biotechnology and pharmaceutical industries with specialty indications (other than orphan and oncology) in Phase 2 and Phase 3 clinical trials. The following selected precedent merger and acquisition transactions, referred to as the selected transactions, were reviewed and considered by Guggenheim Securities for purposes of this analysis:

Selected Transactions
Date Announced	Acquiror	Target Company
8/3/15	Shire plc	Foresight Biotherapeutics, Inc.
3/4/15	Baxter International Inc.	SuppreMol GmbH
9/24/14	Acorda Therapeutics, Inc.	Civitas Therapeutics, Inc.
3/25/13	Shire plc	SARcode Bioscience Inc.
4/10/12	Amgen Inc.	KAI Pharmaceuticals Inc.
10/17/11	Roche Holding AG	Anadys Pharmaceuticals, Inc.
05/12/10	Mesoblast Limited	Angioblast Systems, Inc.
3/9/10	Abbott Laboratories	Facet Biotech Corporation

Guggenheim Securities reviewed transaction values of the selected transactions, calculated as the equity purchase prices paid for the target companies involved in such transactions plus total debt, preferred stock and non-controlling interests (as applicable) less cash and cash equivalents. Financial data of the selected transactions were based on public filings and other publicly available information. Financial and other data of Biotie was based on estimates relating to Biotie provided by Biotie’s senior management. The overall low to high transaction value range observed for the selected transactions was approximately $160 million to $449 million.

Guggenheim Securities observed implied per Share equity value reference ranges for Biotie by adding estimated net cash for Biotie as of December 31, 2015, as provided by Biotie’s senior management, to such transaction values and dividing by Biotie’s fully diluted Shares outstanding as of January 15, 2016 as estimated by Biotie’s senior management. This analysis indicated the following approximate implied per Share equity value reference range for Biotie, as compared to the Share Consideration:

Implied Per Share Equity Value Reference Range	Share Consideration
€0.1772 – €0.3955	€0.2946

Selected Public Companies Analysis. Guggenheim Securities reviewed publicly available financial and stock market information of Biotie and certain selected companies that Guggenheim Securities deemed relevant for purposes of this analysis as publicly traded pre-commercial neurology companies with lead assets in late stage clinical development. The following publicly traded pre-commercial neurology companies, referred to as the selected companies, were selected by Guggenheim Securities for purposes of this analysis:

Selected Companies
¡ Anavex Life Sciences Corp.
¡ Cynapsus Therapeutics Inc.
¡ Marinus Pharmaceuticals, Inc.
¡ NeuroDerm Ltd.
¡ vTv Therapeutics Inc.

Guggenheim Securities reviewed enterprise values, calculated as fully diluted equity values based on closing stock prices on January 15, 2016 plus total debt, preferred stock and non-controlling interests (as applicable) less cash and cash equivalents. Financial data of the selected companies were based on public filings and other publicly available information. Financial and other data of Biotie was based on estimates relating to Biotie provided by Biotie’s senior management. The overall low to high enterprise value range observed for the selected companies was approximately $65 million to $199 million.

Guggenheim Securities observed approximate implied per Share equity value reference ranges for Biotie by adding estimated net cash for Biotie as of December 31, 2015, as provided by Biotie’s senior management, to such enterprise values and dividing by Biotie’s fully diluted Shares outstanding as of January 15, 2016 as estimated by Biotie’s senior management. This analysis indicated the following approximate implied per Share equity value reference range for Biotie, as compared to the Share Consideration:

Implied Per Share Equity Value Reference Range	Share Consideration
€0.1002 – €0.2027	€0.2946

One-Day Premiums Paid. Guggenheim Securities observed premiums paid in 66 all-cash transactions involving North American and Western European publicly traded target companies with operations in the biotechnology and pharmaceutical industries announced from January 1, 2010 to January 15, 2016 based on closing stock prices of the target companies involved in such transactions one day prior to public announcement of, or other disclosures relating to, the relevant transaction. Financial data of the all-cash transactions were based on public filings and other publicly available information. Financial and other data of Biotie was based on publicly available information. Applying the 25th percentile and 75th percentile of one-day premiums derived from such transactions of approximately 20% to 63% (with a mean of approximately 50% and a median of approximately 39%) to Biotie’s per Share closing price on January 15, 2016 of €0.1510 per Share indicated the following approximate implied per Share equity value reference range for Biotie, as compared to the Share Consideration:

Implied Per Share Equity Value Reference Range	Share Consideration
€0.1826 – €0.2479	€0.2946

Wall Street Equity Research Price Targets. Guggenheim Securities observed one-year forward price targets for Shares as reflected in selected publicly available Wall Street equity research analysts’ reports, which indicated the following approximate target Share price range (discounted one year back utilizing a discount rate equal to Biotie’s cost of equity of 15.1%) for Biotie, as compared to the Share Consideration:

Target Share Price Reference Range	Share Consideration
€0.1998 – €0.3499	€0.2946

ADS Price Range Since U.S. IPO. Guggenheim Securities observed the historical trading performance of ADSs over the period from June 10, 2015 (the date of Biotie’s public offering of ADSs) to January 15, 2016 based on publicly available information, which indicated the following approximate low to high intraday prices for ADSs converted into Share price during such period, as compared to the Share Consideration:

Low to High Intraday Share Prices	Share Consideration
€0.1430 – €0.2921	€0.2946

Share Price Range During Past Year. Guggenheim Securities observed the historical trading performance of Shares over the 52-week period ended January 15, 2016 based on publicly available information, which indicated the following approximate low to high intraday prices for Shares during such period, as compared to the Share Consideration:

Low to High Intraday Share Prices	Share Consideration
€0.1420 – €0.2600	€0.2946

Other Considerations

Biotie did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Offer were determined through negotiations between Biotie and Acorda and were approved by the Board. The decision to enter into the Combination Agreement was solely that of the Board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the Board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the Board with respect to the fairness, from a financial point of view, of the Share Consideration to be received in the Offer by holders of Shares and ADSs (other than Acorda and its affiliates).

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Biotie retained Guggenheim Securities to act as its financial advisor with respect to the Offer. Under the terms of Guggenheim Securities’ engagement, Biotie has agreed to pay Guggenheim Securities for its financial advisory services in connection with the Offer an aggregate fee currently estimated to be approximately $6.0 million, of which a portion was payable upon delivery of Guggenheim Securities’ opinion and approximately $5.0 million is payable contingent upon completion of the Offer. In addition, Biotie has agreed to reimburse Guggenheim Securities for its expenses, including fees and expenses of counsel, and to indemnify Guggenheim Securities and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Guggenheim Securities under its engagement.

Guggenheim Securities has been previously engaged during the past three years and is currently engaged by Biotie to provide certain financial advisory or investment banking services in connection with matters unrelated to the Offer, for which Guggenheim Securities has received (or expects to receive) customary fees. Specifically during the three-year period prior to the date of Guggenheim Securities’ opinion, as the Board was aware, Guggenheim Securities has acted as financial advisor to Biotie in connection with various acquisition and disposition activities, partnership arrangements and other general advisory matters, for which services during such three-year period Guggenheim Securities received aggregate fees of approximately $1.7 million. Guggenheim Securities has not provided financial advisory or investment banking services to Acorda during the three-year period prior to the date of its opinion for which Guggenheim Securities has received fees. Guggenheim Securities may seek to provide Biotie, Acorda and their respective affiliates with certain financial advisory and investment banking services unrelated to the Offer in the future.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for Guggenheim Securities’ and its affiliates’ own accounts and the accounts of its and their customers, including: asset, investment and wealth management; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates and related entities may (i) provide such financial services to Biotie, Acorda, other participants in the Offer or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or its affiliates and related entities has received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to Biotie, Acorda, other participants in the Offer or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and related entities and its or their directors, officers, employees, consultants and agents may have investments in Biotie, Acorda, other participants in the Offer or their respective affiliates, subsidiaries, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Biotie, Acorda, other participants in the Offer or their respective affiliates, subsidiaries, investment funds and portfolio companies and the Offer that differ from the views of Guggenheim Securities’ investment banking personnel.

Guggenheim Securities was selected as Biotie’s financial advisor in connection with the Offer because of Guggenheim Securities’ reputation and expertise, as well as Guggenheim Securities’ previous experience with Biotie as a result of Guggenheim Securities’ involvement in Biotie’s 2014 strategic process. Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the biotechnology, life sciences and pharmaceutical sectors. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

Neither Biotie nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the holders of Equity Interests on the behalf of Biotie with respect to the Offer.

Item 6.	Interest in Equity Interests of the Subject Company

Other than as set forth below, no transactions in Equity Interests have been effected during the past 60 days by the Company or, to the best knowledge of the Company, after due inquiry, by any executive officer, director, affiliate or subsidiary of the Company:

•	On January 19, 2016, (i) the members of the Company’s senior management, (ii) one director (Mr. Bailey), (iii) Vivo Capital, an entity affiliated with Dr. Shah and (iv) Versant Ventures, an entity affiliated with Dr. Magni, entered into Irrevocable Undertakings, as described under “Item 4. The Solicitation or Recommendation—(c) Intent to Tender” above.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

(a)	Compulsory Redemption; Appraisal Rights

Under Finnish law, a shareholder holding more than 90% of the total number of shares and voting rights in a company has the right to initiate subsequent compulsory redemption judicial arbitration proceedings to redeem the remainder of the issued and outstanding shares in the company (the “Squeeze-out Right”). In addition, the holders of the remaining shares each have a corresponding right to initiate judicial arbitration proceedings to sell their remaining shares in the company to the 90% shareholder (the “Redemption Initiation Right”). However, if the 90% shareholder has initiated proceedings to exercise its Squeeze-out Right, potential Redemption Initiation Right claims by minority shareholders will in practice be combined with and handled in such proceedings.

If at the completion of the Initial Offer Period or any Subsequent Offer Period, the Offeror acquires more than 90%, but less than 100%, of the issued and outstanding Shares and voting rights of the Company, calculated in accordance with Finnish law, it intends to initiate subsequent compulsory redemption proceedings as soon as practicable to acquire the remaining outstanding Shares (including Shares represented by ADSs) for a price equal to that offered in the Offer, and acquire the Outstanding Equity Instruments pursuant to their terms. In accordance with customary Finnish practice, any Redemption Initiation Right claims made by the shareholders of the Company who have not tendered their Shares (including Shares represented by ADSs) in the Offer will be handled in the same arbitration proceedings.

The value of the remaining Shares in a subsequent compulsory redemption proceeding (whether pursuant to the Squeeze-out Right or the Redemption Initiation Right) under Finnish law is determined by an arbitral tribunal. Under the main rule in Finnish law, this value is equal to the price paid in the Offer, but it may also be different than the price under the Offer if there are special grounds to value the Shares differently. If the Offeror holds more than 90% of the issued and outstanding shares and voting rights of the Company, calculated in accordance with Finnish law, as a result of the Offer, the Offeror intends to request the arbitral tribunal to confirm its right to redeem the remaining Shares at a price equal to the price paid in the Offer.

Holders of ADSs must withdraw their Shares from the ADS program if they wish to participate personally in the subsequent compulsory redemption proceedings but they will be entitled to the value of the Shares determined by the arbitral tribunal even if they continue to hold ADSs (in which case the value will be passed on to the ADS holders by the ADS depositary bank in accordance with the terms and subject to the conditions of the deposit agreement). If the holders of ADSs do not withdraw their Shares from the ADS program to participate personally in the compulsory redemption proceedings, their interest in the proceedings will be supervised by a court-appointed independent trustee representing all the absent minority shareholders in the proceedings.

Subject to the Offeror gaining title to 90% of the Outstanding Shares (including the Shares represented by ADSs) in the Company, the Offeror shall also cause the Shares of the Company to be delisted from Nasdaq Helsinki and the ADSs to be delisted from Nasdaq US and deregistered under the Exchange Act as soon as permitted and reasonably practicable. In order to be able to delist the Shares from Nasdaq Helsinki, acquirers such as the Offeror are in practice required to gain advance title for all the Shares not held by it by posting security in the subsequent compulsory redemption proceedings in an amount acceptable to the arbitral tribunal for the redemption price of the Shares as required by Finnish law.

(b)	Regulatory and Other Approvals

U.S. Antitrust. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting periods have been terminated or expired. These requirements of the HSR Act apply to the acquisition of Equity Interests in the Offer and the Combination Agreement.

The Offeror and the Company filed their Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on January 29, 2016. Under the HSR Act, the Offeror’s purchase of Equity Interests in the Offer could not be completed until after the expiration of a 15-calendar-day waiting period following the filing by the Offeror of the Premerger Notification and Report Form. As of 11:59 p.m., New York City time, on February 16, 2016, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

The FTC and the Antitrust Division will review the legality under the antitrust laws of the Offeror’s proposed acquisition of the Company. At any time before or after the Offeror’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of the Offeror, the Company, or any of their respective subsidiaries or affiliates or requiring other conduct relief.

Each of the Offeror and the Company has agreed under the Combination Agreement to use its respective reasonable best efforts to consummate the transactions contemplated by the Combination Agreement, including the Offer, including (i) making all necessary registrations and filings as promptly as practicable with the FIN-FSA, the SEC, Nasdaq Helsinki, Nasdaq US, the Antitrust Division and the FTC, and with any other governmental entities or regulatory authorities as may be required, (ii) obtaining all necessary clearances, approvals and waivers from such authorities, including without limitation, the responses to any relief, direction or instruction received from the SEC or FIN-FSA and (iii) obtaining all necessary consents, approvals or waivers from and the provision of all necessary notices to third parties. The Offeror’s reasonable best efforts include the obligation to divest, hold separate, or enter into any license or restriction on the ownership or operation of the Offeror or the Company, provided that in no event shall the Offeror be obligated to divest, hold separate, or enter into any license or restriction on the ownership or operation of the Offeror or the Company unless such divestment, holding separate or entry into license or restriction on the ownership or operation would not have a material adverse effect on the business of the Company and its subsidiaries, taken as a whole, or the business of the Offeror and its subsidiaries, taken as a whole (with the business of the Offeror and its subsidiaries, taken as a whole, deemed for purposes of this proviso to be equivalent in size to the business of the Company and its subsidiaries, taken as a whole) (a “Burdensome Effect”). In the event of any claim asserted by any governmental authority under applicable law, the Offeror has agreed to use its reasonable best efforts to oppose (which reasonable best efforts shall include, in the event of any such claim asserted in court, by litigating in opposition to) any claim that would prevent the completion of the Offer from occurring, including if such claim would have a Burdensome Effect.

United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While the Offeror believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Offeror may not be obligated to consummate the Offer.

See “Section 4.2—Conditions to Completion of the Tender Offer” of the Offer to Purchase for certain conditions to the Offer, including conditions with respect to certain governmental actions and “Section 3.5—Termination of the Combination Agreement” of the Offer to Purchase for certain termination rights pursuant to the Combination Agreement with respect to certain governmental actions.

The Company and the Offeror are not aware of any other pre-closing antitrust or competition law filings required in connection with the Offer or the other transactions contemplated by the Combination Agreement.

Certain Shareholder Approvals in Connection with Post-Closing Matters

Under the Combination Agreement, as soon as the Offeror has publicly confirmed that it will complete the Offer, the Board will, at the Offeror’s request, convene a general meeting of shareholders of the Company for the purposes of electing new members to the Board and addressing other agenda items proposed by the Offeror, if any.

(c)	Registration Statement on Form F-1 and Reports on Form 6-K

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the Company’s Registration Statement on Form F-1 (No. 333-204147), as amended; and

•	the Company’s current reports on Form 6-K dated as of July 21, 2015, November 12, 2015, January 19, 2016, February 17, 2016, March 3, 2016, March 4, 2016 and March 10, 2016.

(d)	Certain Biotie Management Projections

Important Information Concerning the Biotie Management Projections

The Company does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations. However, in late 2015, at the direction of the Board and to assist the Board in its consideration of a potential business combination transaction involving Biotie, Biotie management produced a set of unaudited, long-range financial projections (the “Management Projections”) for fiscal years 2016 through 2034, some of which were updates of forecasts prepared in the ordinary course for accounting purposes. A preliminary version of the Management Projections was provided to the Board in connection with its December 15, 2015 meeting, and the final Management Projections, which reflected minor updates and refinements to the preliminary projections based on the most recent available information, were provided to the Board in connection with its January 18, 2016 meeting. Biotie management also provided the Management Projections to Guggenheim Securities for its use and reliance in connection with its financial analysis and opinion described under the heading “Item 4. The Solicitation or Recommendation—(d) Opinion of the Company’s Financial Advisor.” The Management Projections were not provided to Acorda or its financial advisors, although, as part of Acorda’s due diligence investigation, Biotie made available to Acorda the Company’s product development cost budgets, which had been approved by the Board and which are reflected in the Management Projections.

Biotie Management Projections

Biotie management prepared the Management Projections based on a set of assumptions that it believed to be reasonable at the time, and presented the assumptions related to the Management Projections to the Board at its meetings on December 15, 2015 and January 18, 2016. For purposes of the Management Projections, Company management assumed, among other things:

•	that its product candidates tozadenant, SYN120 and BTT1023 will receive regulatory approval and be launched for commercial sales in various jurisdictions around the world between 2020 and 2022;

•	that the Company will continue to receive royalties, and potentially milestones, in respect of Selincro;

•	that the Company will commercialize tozadenant in the United States, but will seek out-license partners for tozadenant in ex-U.S. markets, SYN120 and BTT1023; Selincro is already out-licensed

•	that the out-licenses of its product candidates will yield up-front, regulatory and commercial milestones and tiered royalty payments ranging from 12.0 to 17.5% of net sales;

•	that there will be adequate patent protection for tozadenant through 2030, SYN120 through 2033, BTT1023 through 2034 and Selincro through 2029;

•	that the Company’s earnings will be subject to tax rates ranging from 20% to 35%, depending on the applicable jurisdiction;

•	that the Company’s net operating loss carryforwards will be utilized as permitted in the respective jurisdictions; and

•	certain adjustments to reflect the likelihood of clinical success and regulatory approval of the Company’s product candidates, including tozadenant, SYN120 and BTT1023, based on industry statistics regarding the success rate of similar product candidates at a similar development stage in obtaining regulatory approvals.

Using the assumptions above, with the exception of the application of any adjustment for likelihood of clinical and regulatory approval, the revenue estimates were as follows:

	Fiscal Year Ended December 31,
	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
	($ in millions)
Sales Revenue – Tozadenant US	$—	$—	$—	$—	$45.5	$97.8	$208.7	$335.5	$479.3	$641.6	$686.8	$735.0	$786.2	$840.8	$539.3	$288.2	$153.9	$87.7	$58.5
Outlicensed Revenue – Other	4.5	8.2	30.5	12.7	5.7	45.8	85.3	108.7	135.5	169.1	298.5	388.6	469.0	486.6	475.4	71.8	32.7	10.4	5.7
Total Revenue(1)	$4.5	$8.2	$30.5	$12.7	$51.3	$143.5	$294.0	$444.2	$614.8	$810.7	$985.3	$1,123.6	$1,255.2	$1,327.4	$1,014.7	$360.0	$186.7	$98.1	$64.3

(1)	Total Revenue presented on a non-risk-adjusted basis, which, as described above, assumed that Company product candidates would receive regulatory approval based on the Company’s proposed timeline and be commercialized by the Company or out-licensed, dependent on the product candidate and the market. Total Revenue comprises sales, milestones or royalties that are projected to be received by the Company.

The foregoing is a summary of the material assumptions inherent in the Management Projections, but does not purport to be a comprehensive overview of all assumptions inherent in the projections included herein. In particular, the Management Projections also reflect a number of additional proprietary assumptions about patient population size, treatment approach, market share, competition, pricing and other relevant factors relating to the commercialization of the Company’s products, as well as how certain of these assumptions may change over time.

Biotie Management Projections and Certain Related Information

The following table summarizes the Management Projections:

	Fiscal Year Ended December 31,
	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
	($ in millions)
Total Revenue(1)	4.5	8.2	18.5	8.1	34.4	80.3	152.8	238.4	334.5	445.4	499.2	547.3	593.5	632.8	433.9	196.7	103.9	57.6	38.3
Product EBT(2)	(50.5)	(39.2)	(26.2)	(26.3)	(26.0)	26.9	94.0	169.5	257.2	350.6	398.9	440.9	479.7	513.6	371.5	171.5	89.2	48.9	31.3
Corporate EBT(3)	(64.0)	(53.3)	(40.6)	(41.1)	(40.7)	11.7	78.4	153.4	240.6	333.5	381.3	422.8	461.0	494.4	351.7	151.1	79.0	43.8	28.7
Unlevered Free Cash Flow(4)	($61.6)	($54.2)	($39.4)	($41.1)	($42.3)	$4.9	$68.5	$130.0	$185.1	$209.9	$249.3	$272.0	$297.9	$318.2	$247.8	$114.7	$60.6	$33.0	$20.7

(1)	Total Revenue presented on a risk-adjusted basis, which, as described above, reflects the likelihood of clinical success and regulatory approval of the Company’s product candidates, including tozadenant, SYN120 and BTT1023, based on industry statistics regarding the success rate of similar product candidates at a similar development stage in obtaining regulatory approvals. Biotie management determined that industry statistics regarding the likelihood of clinical success and regulatory approval of similar products at a similar development stage were appropriate assumptions to use.
(2)	Product EBT, or product earnings before taxes, as presented above, may be considered a non-IFRS financial measure. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Biotie may not be comparable to similarly titled amounts used by other companies.
(3)	Corporate EBT, or corporate earnings before taxes, may be considered a non-IFRS financial measure. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Biotie may not be comparable to similarly titled amounts used by other companies.
(4)	Unlevered Free Cash Flow, as presented above, may be considered a non-IFRS financial measure. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Biotie may not be comparable to similarly titled amounts used by other companies. Unlevered Free Cash Flow represents tax-affected earnings before interest plus depreciation and amortization, less increases in working capital. Unlevered Free Cash Flow, as presented above, reflects the sum of the individual product and product candidate unlevered free cash flows presented to the Board.

Additional Information Concerning the Biotie Management Projections

The summary of the Management Projections is included in this Schedule 14D-9 solely to give Company shareholders access to certain financial Management Projections that were made available to the Board and Guggenheim Securities, and is not being included in this Schedule 14D-9 to influence any Company shareholder’s decision whether to tender Equity Interests in the Offer or for any other purpose. The Management Projections were generated solely for internal use and not developed with a view toward public disclosure, published guidelines of the SEC regarding forward-looking statements or IFRS. The Management Projections are forward-looking statements.

No independent registered public accounting firm provided any assistance in preparing or reviewing the Management Projections. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Management Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Management Projections. The PricewaterhouseCoopers OY reports included in Biotie’s Registration Statement on Form F-1 relate solely to the historical financial information of Biotie. Such reports do not extend to the Management Projections and should not be read to do so.

By including the Management Projections in this Schedule 14D-9, neither Biotie nor any of its representatives has made or makes any representation to any person regarding the information included in the Management Projections or the ultimate performance of Biotie, Acorda or any of their affiliates compared to the information contained in the Management Projections. Biotie has made no representation to Acorda, in the Combination Agreement or otherwise, concerning the Management Projections or any other projected financial information.

The assumptions and estimates underlying the Management Projections, all of which are difficult to predict and many of which are beyond the control of Biotie, may not be realized. There can be no assurance that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Management Projections, whether or not the Offer is completed. Neither Biotie nor any of its affiliates assumes any responsibility to holders of Equity Interests for the accuracy of this information.

In particular, the Management Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Management Projections cover multiple years, by their nature, they become less predictive with each successive year and are unlikely to anticipate each circumstance that will have an effect on the commercial value of tozadenant and the Company’s other product candidates. Important factors that may affect actual results and results in the Management Projections not being achieved include, but are not limited to, the ability to obtain regulatory approval of the Company’s products and product candidates, the timing of regulatory approval and launch of the Company’s product candidates, labeling, market uptake of the Company’s product candidates, the ability to fund the activities include in the Management Projections, availability of third-party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the ability to effect out-license agreements on the terms assumed in the projections, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in Biotie’s SEC filings, including the Registration Statement on Form F-1, and described under the section below entitled “—(e) Forward-Looking Statements.” The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of drug candidates is, in particular, a highly speculative endeavor.

The Management Projections were developed by Biotie on a stand-alone basis without giving effect to the Offer, and therefore the Management Projections do not give effect to the Offer, or any changes to Biotie’s operations or strategy that may be implemented after the consummation of the Offer, including cost synergies realized as a result of the Offer, or to any costs incurred in connection with the Offer.

The Management Projections summarized in this section were prepared during the periods described above and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Management Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Management Projections.

(e)	Forward-Looking Statements

Some of the statements contained in this solicitation/recommendation statement are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition, such as the tender of at least 90% of the Outstanding Shares and voting rights of the company, fully diluted for the Outstanding Equity Instruments, the possibility that the transaction will not be completed and other risks and uncertainties discussed in the Company’s public filings with the SEC, including the “Risk Factors” section of the Company’s Registration Statement on Form F-1 (No. 333-204147), as amended, as well as the tender offer documents filed by the Offeror. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements. These statements are generally identified by words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may,” “should,” “estimate,” “predict,” “potential,” “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the expected results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. The Offeror and the Company disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this report or otherwise.

Item 9.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal for holders of ADSs, dated March 11, 2016 (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Acceptance Form and Cover Letter for Shares, dated March 11, 2016 (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Acceptance Form and Cover Letter for Uncertificated Equity Instruments, dated March 11, 2016 (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Acceptance Form and Cover Letter for Certificated Equity Instruments, dated March 11, 2016 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Marketing Brochure for holders of Shares, dated March 11, 2016 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Letter from the CEO of Acorda for holders of Shares, dated March 11, 2016 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(H)	Instruction Letter for Account Operators, dated March 11, 2016 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(1)(I)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 11, 2016 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).

(a)(1)(J)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 11, 2016 (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO).

Exhibit No.	Description

(a)(1)(K)	Summary Advertisement as published by the Wall Street Journal on March 11, 2016 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO).

(a)(1)(L)	English translation of Finnish advertisements to be published by Finnish daily newspapers, Aamulehti, Helsingin Sanomat and Turun Sanomat on March 14 and March 15, 2016 and displayed on television screens in customer offices of Pohjola Bank plc (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO).

(a)(1)(M)	Statement of the Board of Directors of the Company Regarding the Offeror’s Voluntary Public Tender Offer for the Company.*

(e)(1)	Combination Agreement, dated as of January 19, 2016, between the Company and the Offeror (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company on January 19, 2016).

(e)(2)	Forms of Irrevocable Undertaking (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Confidentiality Agreement, dated as of November 30, 2015, between the Company and the Offeror (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Biotie Therapies AG 2008 Stock Option Incentive Plan.*

(e)(5)	Biotie Therapies Corp. Equity Incentive Plan 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-204147) filed by the Company on May 14, 2015).

(e)(6)	Biotie Therapies Corp. Stock Option Plan 2011 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-204147) filed by the Company on May 14, 2015).

(e)(7)	Biotie Therapies Corp. Equity Incentive Plan 2014.*

(e)(8)	Biotie Therapies Corp. Stock Option Plan 2014.*

(e)(9)	Biotie Therapies Corp. Stock Option Plan 2016.*

(e)(10)	English Translation of Employment Agreement between the Company and Timo Veromaa.*

(e)(11)	Amendment to Employment Agreement between the Company and Timo Veromaa.*

(e)(12)	Employment Agreement between the Company and David Cook.*

(e)(13)	Employment Agreement between the Company and Mehdi Paborji.*

(e)(14)	Employment Agreement between the Company and Stephen Bandak.*

(e)(15)	Change in Control Agreement between the Company and Timo Veromaa.*

(e)(16)	Change in Control Agreement between the Company and David Cook.*

(e)(17)	Change in Control Agreement between the Company and Mehdi Paborji.*

(e)(18)	Change in Control Agreement between the Company and Stephen Bandak.*

(e)(19)	Form of Indemnification Agreement.*

(e)(20)	Form of Terms and Conditions of the Warrants (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-204147) filed by the Company on June 4, 2015).

(e)(21)	Registration Rights Agreement among the Company and the investors party thereto, dated May 28, 2015 (incorporated by reference to Exhibit 10.28 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-204147) filed by the Company on June 4, 2015).

Exhibit No.	Description

(g)	Not applicable.

Annex A	Opinion of Guggenheim Securities, LLC.*

*	Included with this Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOTIE THERAPIES OYJ

By:	/s/ Timo Veromaa
	Name:	Timo Veromaa
	Title:	President and Chief Executive Officer

Dated: March 11, 2016

Annex A

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

January 19, 2016

The Board of Directors

Biotie Therapies Corp.

Joukahaisenkatu 6, FI-20520

Turku, Finland

Members of the Board:

We understand that Biotie Therapies Corp. (“Biotie”) and Acorda Therapeutics, Inc. (“Acorda”) intend to enter into a Combination Agreement (the “Agreement”), pursuant to which Acorda will commence a tender offer (the “Tender Offer”) to purchase all outstanding ordinary shares, no nominal value, of Biotie (“Biotie Ordinary Shares”) and all outstanding American Depositary Shares, each representing 80 Biotie Ordinary Shares (“Biotie ADSs” and, together with Biotie Ordinary Shares, “Biotie Shares”), at a purchase price of €0.2946 per Biotie Ordinary Share in cash (the “Offer Price”). The terms and conditions of the Tender Offer are more fully set forth in the Agreement.

You have asked us to render our opinion as to whether the Offer Price to be received in the Tender Offer by holders of Biotie Shares (other than Acorda and its affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

In the course of performing our reviews and analyses for rendering our opinion, we have:

¡	Reviewed a draft of the Agreement dated as of January 18, 2016;

¡	Reviewed certain publicly available business and financial information regarding Biotie;

¡	Reviewed certain non-public business and financial information regarding Biotie’s businesses and prospects (including certain unadjusted and probability-adjusted financial projections relating to Biotie and estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie), all as prepared and provided to us by Biotie’s senior management;

¡	Discussed with Biotie’s senior management their views of Biotie’s businesses, operations, historical and projected financial results and future prospects;

¡	Reviewed the historical prices of Biotie Shares;

¡	Performed discounted cash flow analyses based on the probability-adjusted financial projections for Biotie and the estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, in each case as furnished to us by Biotie;

¡	Reviewed implied transaction values and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Tender Offer;

¡	Reviewed implied enterprise values of certain publicly traded companies that we deemed relevant

The Board of Directors

Biotie Therapies Corp.

January 19, 2016

in evaluating Biotie; and

¡	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

¡	We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information) furnished by or discussed with Biotie or obtained from public sources, data suppliers and other third parties.

¡	We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, any financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information), (ii) express no view, opinion, representation or warranty (in each case, express or implied) regarding the (a) reasonableness or operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information or the assumptions upon which they are based or (b) probability adjustments included in such financial projections and (iii) have relied upon the assurances of Biotie’s senior management that they are unaware of any facts or circumstances that would make such information (including, without limitation, any financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information) incomplete, inaccurate or misleading.

¡	Specifically, with respect to any (i) financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information furnished by or discussed with Biotie, (a) we have been advised by Biotie’s senior management, and we have assumed, that such financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Biotie’s senior management as to the expected future performance of Biotie and (b) we have assumed that such financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information have been reviewed by Biotie’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable. We have been advised by Biotie’s Board of Directors and senior management, based on their assessments as to the relative likelihood of achieving the future financial results for Biotie as reflected in the unadjusted and probability-adjusted financial projections relating to Biotie, to rely for purposes of our analyses and opinion on such probability-adjusted financial projections, as applicable.

¡

We have relied upon, without independent verification, the assessments of Biotie’s senior management as to, among other things, (i) the potential impact on Biotie of market and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting,

The Board of Directors

Biotie Therapies Corp.

January 19, 2016

the biotechnology, life sciences and pharmaceutical sectors in which Biotie operates, (ii) Biotie’s existing and future products and product candidates, including the validity of, and risks associated with, such products, product candidates and intellectual property, and (iii) the probabilities of successful commercialization of, and peak worldwide sales attributable to, such products and product candidates (including, without limitation, the timing and probabilities of successful development, testing, manufacturing and marketing thereof; approval thereof by relevant governmental authorities; prospective product-related sales prices, annual sales price increases and volumes with respect thereto; the validity and life of patents with respect thereto; and the potential impact of competition thereon). We have assumed that there will not be any developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.

¡	We have utilized a publicly available Euro to United States Dollar exchange rate, and we have assumed that such exchange rate is reasonable to utilize for purposes of our analyses and that any currency or exchange rate fluctuations will not be meaningful in any respect to our analyses or opinion. We have not assessed or considered, for purposes of our analyses and opinion, foreign currency exchange risks associated with the Tender Offer.

During the course of our engagement, we were asked by Biotie’s Board of Directors to solicit indications of interest from various third parties regarding a potential transaction with Biotie, and we have considered the results of such solicitation process in rendering our opinion.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Biotie or any other entity or the solvency or fair value of Biotie or any other entity, nor have we been furnished with any such appraisals. We are not expressing any view or rendering any opinion regarding the tax consequences to Biotie or holders of Biotie Shares or any other securities of the Tender Offer. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Biotie and its other advisors with respect to such matters.

In rendering our opinion, we have assumed that, in all respects material to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) Biotie and Acorda will comply with all terms of the Agreement and (iii) the representations and warranties of Biotie and Acorda contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Tender Offer will be satisfied without any waiver thereof. We also have assumed that the Tender Offer will be consummated in a timely manner, in accordance with the terms of the Agreement and in compliance with all applicable laws, documents and other requirements, without any limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would be meaningful in any respect to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which Biotie Shares or other securities of Biotie may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Tender Offer.

We have acted as a financial advisor to Biotie in connection with the Tender Offer and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Tender Offer and a portion of which is payable upon delivery of our opinion and will be credited against the fee payable upon consummation of the Tender Offer. In addition, Biotie has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

The Board of Directors

Biotie Therapies Corp.

January 19, 2016

Guggenheim Securities, LLC (“Guggenheim Securities”) has been previously engaged during the past three years and is currently engaged by Biotie to provide certain financial advisory or investment banking services in connection with matters unrelated to the Tender Offer, for which we have received (or expect to receive) customary fees. Specifically during the past three years, as Biotie’s Board of Directors is aware, Guggenheim Securities has acted as financial advisor to Biotie in connection with various acquisition and disposition activities, partnership arrangements and other general advisory matters. Guggenheim Securities has not provided financial advisory or investment banking services during the past three years to Acorda for which Guggenheim Securities has received fees. Guggenheim Securities may seek to provide Biotie, Acorda and their respective affiliates with certain financial advisory and investment banking services unrelated to the Tender Offer in the future.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of our and their customers, including: asset, investment and wealth management; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates and related entities may (i) provide such financial services to Biotie, Acorda, other participants in the Tender Offer or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or its affiliates and related entities has received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to Biotie, Acorda, other participants in the Tender Offer or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and related entities and our or their directors, officers, employees, consultants and agents may have investments in Biotie, Acorda, other participants in the Tender Offer or their respective affiliates, subsidiaries, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Biotie, Acorda, other participants in the Tender Offer or their respective affiliates, subsidiaries, investment funds and portfolio companies and the Tender Offer that differ from the views of Guggenheim Securities’ investment banking personnel.

Our opinion has been provided to Biotie’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 required to be distributed to the holders of Biotie Shares in connection with the Tender Offer pursuant to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and in any Tender Offer statement required to be distributed to the holders of Biotie Shares in connection with the Tender Offer pursuant to the Finnish Securities Market Act.

Our opinion and any materials provided in connection therewith do not constitute a recommendation to Biotie’s Board of Directors with respect to the Tender Offer, nor does our opinion constitute advice or a recommendation to any security holder of Biotie as to whether to tender any securities pursuant to the Tender Offer or how any such security holder should act with respect to the Tender Offer or any other matter. Our opinion does not address Biotie’s underlying business or financial decision to pursue the Tender

The Board of Directors

Biotie Therapies Corp.

January 19, 2016

Offer, the relative merits of the Tender Offer as compared to any alternative business or financial strategies that might exist for Biotie or the effects of any other transaction in which Biotie might engage. Our opinion addresses only the fairness, from a financial point of view, of the Offer Price to holders of Biotie Shares (other than Acorda and its affiliates) to the extent expressly specified herein. We do not express any view or opinion as to any other term, aspect or implication of the Tender Offer or the Agreement, including, without limitation, the form or structure of the Tender Offer, any consideration payable in respect, or any tender, exercise, redemption, conversion, rollover or assumption, of other securities (including warrants, options and other equity-based grants) of Biotie or any term, aspect or implication of any tender agreement or any other agreement, transaction document or instrument contemplated by the Agreement or otherwise or to be entered into or amended in connection with the Tender Offer, or the fairness, financial or otherwise, of the Tender Offer to, or of any consideration to be paid to or received by, the holders of any class of securities (other than the fairness, from a financial point of view, of the Offer Price to holders of Biotie Shares (other than Acorda and its affiliates) to the extent expressly specified herein), creditors or other constituencies of Biotie. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Biotie’s or Acorda’s directors, officers or employees, or any class of such persons, in connection with the Tender Offer relative to the Offer Price or otherwise. Our opinion does not address the individual circumstances of specific holders with respect to rights or aspects which may distinguish such holders or the securities of Biotie held by such holders and our opinion does not address, take into consideration or give effect to any rights, preferences, restrictions or limitations or other attributes of any such securities nor does our opinion in any way address proportionate allocation or relative fairness. We have assumed that each outstanding Biotie ADS has a value equivalent to 80 Biotie Ordinary Shares.

Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. As Biotie is aware, the global capital markets have been experiencing and remain subject to volatility, and Guggenheim Securities expresses no view or opinion as to any potential effects of such volatility on Biotie or the Tender Offer. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received in the Tender Offer by holders of Biotie Shares (other than Acorda and its affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

GUGGENHEIM SECURITIES, LLC